Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise indicated, the information contained in this management information circular (the “Circular”) is given as at July 30, 2021 and all amounts in dollars refer to Canadian dollars.

SOLICITATION OF PROXIES BY MANAGEMENT

This Circular is provided in connection with the solicitation by the management of Neptune Wellness Solutions Inc. (the “Corporation”) of proxies to be used at the annual and special meeting (the “Meeting”) of the shareholders of the Corporation (the “Shareholders”) to be conducted online only through a live audio webcast at https://web.lumiagm.com/417745705, on Thursday, August 26, 2021 at 10:30 a.m. (eastern time), and any adjournment thereof for the purposes set out in the accompanying notice of Meeting (the “Notice of Meeting”). It is expected that the solicitation will be made primarily by mail. However, directors, officers, and employees of the Corporation may also solicit proxies by telephone, fax, email, or in person. The entire cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Corporation and officers of the Corporation. Each Shareholder who is entitled to vote at the Meeting is entitled to appoint a person, who need not be a Shareholder of the Corporation, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy.

In addition to voting virtually at the Meeting, shareholders who hold their shares directly in their respective names (referred to herein as “Registered Shareholders”) may vote by proxy by completing and signing the enclosed form of proxy and by delivering it to Computershare Investor Services Inc. (i) by mail or hand delivery to Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or (ii) by facsimile to 416-263-9524 or 1-866-249-7775.  Registered Shareholders may also vote using the internet at www.investorvote.com or by telephone at 1-866-732-8683. In order to be valid and acted upon at the Meeting, the duly completed form of proxy must be received by Computershare Investor Services Inc. no later than 10:30 a.m. (eastern time) on August 24, 2021, or, in the event the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened. The instrument appointing a proxyholder must be in writing and executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. In addition to the foregoing, a Shareholder must register his, her or its proxyholder as per the procedure described below in order for the proxyholders to be able to attend and vote at the Meeting.

To register a proxyholder, Shareholders MUST visit  http://www.computershare.com/Neptune no later than 10:30 a.m. (eastern time) on August 24, 2021 and provide Computershare Investor Services Inc. with the required proxyholder contact information, so that Computershare Investor Services Inc. may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend and vote at the Meeting.

A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. by mail or by hand delivery to Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or by facsimile to 416- 263-9524 or 1-866-249-7775, no later than 10:30 a.m. (eastern time) on August 24, 2021, or, in the event the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened, or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

All common shares of the Corporation (the “Common Shares”) represented at the Meeting by properly-executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the persons designated in the enclosed form of proxy will vote in favour of all the matters set out herein. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such Common Shares will be voted by the persons so designated at their discretion. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

NOTICE AND ACCESS

The Corporation has elected not to use the notice-and-access procedures under applicable securities laws to send the proxy-related material to Registered Shareholders and beneficial owners of the Common Shares (a “Non-Registered Shareholder”).

NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders, or proxyholders duly appointed by the Shareholders, are permitted to vote at the Meeting. However, in many cases, shares owned by a Non-Registered Shareholder are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54‑101 ‑ Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders, and often use a service corporation for this purpose. Non-Registered Shareholders will either:

(a)

typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service corporation, will constitute voting instructions which the Intermediary must follow. The Non-Registered Shareholder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its service corporation in accordance with the instructions of the Intermediary or service corporation. In certain cases, the Non-Registered Shareholder may provide such voting instructions to the Intermediary or its service corporation through the Internet or through a toll-free telephone number; or

(b)

less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 prior to the proxy deadline.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own.

Should a Non-Registered Shareholder who receives a voting instruction form wish to vote online at the Meeting (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should print his, her or its own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service corporation AND will need to register himself or herself, or or such other person, as his, her or its proxyholder, as described below. Should a Non-Registered Shareholder who receives a proxy form wish to vote online at the Meeting (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Shareholder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out at (b) above prior to the proxy deadline.

To register a proxyholder, Shareholders MUST visit  http://www.computershare.com/Neptune no later than 10:30 a.m. (eastern time) on August 24, 2021 and provide Computershare Investor Services Inc. with the required proxyholder contact information, so that Computershare Investor Services Inc. may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, vote and ask questions at the Meeting.

Please also see further instructions below under the heading “the Meeting - Attending and Participating at the Meeting”.

In all cases, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Shareholder may revoke voting instructions which have been given to an Intermediary at any time prior to the Meeting by written notice to the Intermediary.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Shareholders of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Any information concerning any properties and operations of the Corporation has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada which will differ in certain respects from United States generally accepted accounting principles and from practices prescribed by the SEC and thus, may not be comparable to financial statements of United States companies. Such consequences for shareholders who are resident in, or citizens of, the U.S. may not be described fully in this Information Circular.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country and a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States.

THe MEETING

Attending and Participating at the Meeting

Registered Shareholders and duly appointed proxyholders (including Non-Registered Shareholders who have duly appointed themselves as proxyholders) who participate at the virtual Meeting will be able to listen to the Meeting, ask questions and vote, provided that they are connected to the Internet. Guests, including non-registered shareholders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out below. Guests can listen to the Meeting but will not able to communicate or vote. Shareholders will not be able to attend the Meeting physically. The Meeting will be held in a virtual-only format, which will be conducted via live audio webcast, and can be accessed by logging in online at https://web.lumiagm.com/417745705. We recommend that you log in at least one hour before the Meeting begins.

•	Click “Login” and then enter your 15-digit Control Number (see below) and Password “wellness2021” (case sensitive); OR
•	Click “Guest” and then complete the online form.

Registered Shareholders: The 15-digit control number located on your form of Proxy or in the email notification you received is your “Control Number” to access the meeting.

Duly appointed proxyholders: Computershare will provide the proxyholder with a Username by email after the Proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described above under “Additional Information for Appointing a Proxyholder”.

In order to access the virtual Meeting, participants will need an Internet-connected device, such as a laptop, computer, tablet or cellphone. The Meeting platform will be supported across browsers and devices running the most updated version of applicable software plugins. If you attend the virtual Meeting, you must remain connected to the Internet at all times in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting and complete the related procedure. Please refer to the “Lumi AGM User Guide” posted on our website at https://investors.neptunewellness.com for full instructions.

You should allow enough time to check into the Meeting online and complete the related procedure.

United States Non-Registered Shareholders

To attend, participate and vote at the Meeting, Non-Registered Shareholders in the United States must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend the Meeting. They must follow the instructions from their broker or bank included with these proxy materials, or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from their broker, bank or other agent, to then register to attend the Meeting, they must submit a copy of their legal proxy to Computershare Investor Services Inc. Requests for registration should be directed to:

Computershare Investor Services Inc.

100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email at:  uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than August 24, 2021 10:30 a.m. (eastern time). Non-Registered Shareholders in the United States will receive a confirmation of their registration by email after Computershare Investor Services Inc. receive their registration materials. They may attend the Meeting and vote your Common Shares online at https://web.lumiagm.com/417745705 during the Meeting.  United States Non-Registered Shareholders are required to register their appointment at http://www.computershare.com/Neptune.

Only Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Non-Registered Shareholders who have not duly appointed themselves as proxyholder will not be able to attend, vote and ask questions at the Meeting.

Shareholders who wish to appoint a proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder.

Voting by proxy before the Meeting

Shareholders may vote before the Meeting by completing his, her or its form of proxy or voting instruction form in accordance with the instructions provided therein. Non-Registered Shareholders should also carefully follow all instructions provided by their Intermediaries to ensure their Common Shares are voted at the Meeting.

Voting at the Meeting

Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described above. See “Attending and Participating at the Meeting” above.

Non-Registered Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Non-Registered Shareholders of the Corporation and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as a proxyholder. If you are a Non-Registered Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your Intermediary. See “Non-Registered Shareholders” above.

If you attend the Meeting and are entitled to vote thereat, it will be important that you remain connected to the internet at all times during the Meeting in order to vote when balloting commences.  It is your responsibility to ensure connectivity for the duration of the Meeting.  You should allow enough time to check into the Meeting online and complete the related procedure.

RECORD DATE

Only Shareholders of record as at the close of business on June 29, 2021 (the “Record Date”) will receive notice of, and be entitled to attend and vote at the Meeting. A shareholder of record on the Record Date will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, even though the shareholder may subsequently dispose of his or her shares.  No shareholder who has become a shareholder after the Record Date will be entitled to attend or vote at the Meeting or any adjournment(s) thereof.

VOTING SHARES

The authorized share capital of the Corporation is comprised of an unlimited number of Common Shares. Each holder of Common Shares has the right to vote at any meeting of the Shareholders of the Corporation.

As at the Record Date, there were 167,081,041 issued and outstanding Common Shares, each entitling its holder to one (1) vote.

The by-laws of the Corporation provide that a quorum will be present at the Meeting if there is at least two (2) persons present together holding or representing by proxy at least ten percent (10%) of the total number of  the issued and outstanding Common Shares at the Meeting.

PRINCIPAL SHAREHOLDERS

As of the Record Date, to the best knowledge of the Corporation, no person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the issued and outstanding Common Shares of the Corporation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of the Corporation’s knowledge, no one who has been a (i) Director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year; (ii) a proposed nominee for election as a Director of the Corporation; or (iii) an associate or affiliate of the persons listed in (i) and (ii) above, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Meeting, except in respect of the current affairs of the Corporation, such as the election of Directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

PRESENTATION OF FINANCIAL STATEMENTS

The annual audited consolidated financial statements of the Corporation for the financial year ended March 31, 2021 and the report of the auditor thereon (the “Annual Report”) will be placed before the Meeting. The Annual Report was mailed to Shareholders who requested a copy and is also available on SEDAR at www.sedar.com and the Corporation’s website at www.neptunecorp.com.

ELECTION OF DIRECTORS

The Corporation’s articles currently provide that the Board of Directors of the Corporation (the “Board” or the “Board of Directors”) may consist of a maximum of ten directors (the “Directors”). The Board is currently comprised of seven Directors. Mr. Frank Rochon and Ms. Jane Pemberton, who have served on the Board of Directors since 2020, have advised the Corporation that they will not seek re-election as directors at the Meeting, The Board has determined to nominate five (5) of the current Directors listed below for election as a Director at the Meeting. The Board has also determined to nominate Ms. Julie Phillips for election as a Director at the Meeting.  Information relating to Mr. Rochon and Ms. Pemberton is not included below in the section entitled “Nominees for Election as Director”.  However, because Mr. Rochon and Ms. Pemberton are each currently a director and will serve as such until the Meeting or their earlier resignation, information relating to Mr. Rochon and Ms. Pemberton appears in the other sections of this Circular that pertain to the directors.  The Board recommends that Shareholders vote FOR the election of each of the six (6) nominees for election as Directors.

The persons named in the enclosed form of proxy intend to vote for the election of the six (6) nominees whose names are set forth below. Management does not contemplate that any such nominees will be unable to serve as a Director of the Corporation. However, if, for any reason, any of the proposed nominees does not stand for election or is unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the Shareholder has specified in his proxy that his shares are to be withheld from voting in the election of Directors.

Each Director will hold office for a term expiring at the conclusion of the next annual meeting of Shareholders or until his or her successor is elected or appointed, unless the Director resigns or the office becomes vacant by removal, death or other cause. Each Director will be eligible for re-election. A Director appointed by the Board between meetings of Shareholders or to fill a vacancy will be appointed for a term expiring at the conclusion of the next annual meeting or until his or her successor is elected or appointed and will be eligible for election or re-election.

Majority Voting Policy

The Board has adopted a policy that entitles each Shareholder to vote for each nominee on an individual basis. The policy also stipulates that if the votes in favour of the election of a Director represent less than a majority of the Common Shares voted and withheld, the nominee will submit his or her resignation promptly after the Meeting for the consideration of the Board. After reviewing the matter, the Board’s decision whether to accept or reject the resignation offer will be disclosed to the public within 90 days of the Meeting. The Board has discretion to accept or reject a resignation. However, the Board must accept the resignation absent exceptional circumstances. The nominee will not participate in any Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested elections.

Advance Notice

The Corporation’s by-laws contain advance notice requirements for Director nominations. Shareholders who wish to nominate candidates for election as Directors must provide timely notice in writing to the attention of the Secretary of the Corporation, and include the information set forth in the advance notice by-laws of the Corporation. Among other requirements, the notice must be made not less than 30 days and not more than 65 days prior to the date of the relevant shareholder meeting. The Corporation’s by-laws are available on SEDAR at www.sedar.com.

Nominees for Election as Director

The following table sets out the name and the province and country of residence of each of the persons proposed to be nominated for election as Directors, all other positions and offices with the Corporation now held by such person, his or her principal occupation, the year in which the person became a Director of the Corporation, and the number of Common Shares, that such person has declared to beneficially own, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below.

Name, province or state, as the case may be, and country of residence and position with the Corporation	Principal Occupation	First year as Director	Number of Common Shares beneficially owned or over which control is exercised as at the Record Date
John M. Moretz(1)(2)(3)(4)(5)(6) North Carolina, United States of America Chairman of the Board and Director	Chief Executive Officer and President, Moretz Marketing, LLC	2014	3,265,226
Joseph Buaron(4)(6) Ontario, Canada Director	Co-Founder and CTO – goPeer Corporation	2020	28,459
Michael Cammarata(5)(6) Florida, United States of America President, Chief Executive Officer and Director	President and CEO of the Corporation	2019	4,726,475
Michael A. De Geus(2)(6) Virginia, United States of America Director	Founder and CEO of Leatherback Gear, LLC	2020	28,459
Dr. Ronald Denis(2)(3)(4) Québec, Canada Director	Chief of Surgery at Sacré‑Coeur Hospital in Montréal	2000	-
Julie Phillips Georgia, United States of America Director Nominee	Vice President of Herschend Family Entertainment	-	-

(1)	Member of the Audit Committee.
(2)	Member of Nominating Committee.
(3)	Member of the Compensation and Human Resources Committee.
(4)	Member of the Governance Committee.
(5)	Member of the Special Transaction Committee.
(6)	Member of the Operations and IT Committee.

The information as to voting securities beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Corporation and has been furnished by the respective nominees.

The following is a brief biography of the nominees:

John M. Moretz – Director

Mr. Moretz currently serves as Chief Executive Officer and President of Moretz Marketing, LLC and is Managing Director of Kathy Ireland, LLC. In addition, he is the Managing Director of various real estate entities, including LaMoe, LLC and Moretz Mills, LLC. Mr. Moretz spent 39 years in the textile industry building and marketing numerous consumer brands. He served as the Chairman and Chief Executive Officer of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2012. Mr. Moretz founded Moretz Marketing in 1987 to create and manage lifestyle brands licensing opportunities. He serves on the following boards: Neptune Wellness Solutions-Chairman, LED Technologies, Blowing Rock Brewery, and McCubbin Hosiery, LLC.

Joseph Buaron - Director

Mr. Buaron is co-founder and CTO of goPeer, Canada’s first regulated consumer peer-to-peer lender, he additionally serves as Chief Strategy Officer to Loti Wellness Inc., a Canadian self-care consumer brand. Prior, Mr. Buaron served as CTO of Schmidt’s Naturals, where he led the technology, AI, digital marketing and consumer support divisions through transition from start-up to enterprise, and subsequently through the acquisition by Unilever, and the integration that followed. Mr. Buaron is a seasoned CTO with over two-decades related experience as an entrepreneur, investor, programmer, solutions architect, and DevOps engineer. His passion for technology reflects his recognition for the tremendous impact it has on our lives and its potential for creating a better tomorrow. Immersed in technology, Mr. Buaron strives to provide vision, leadership, form relationships, and eliminate barriers to allow the brightest minds to flourish.

Michael Cammarata – Director, President and Chief Executive Officer

Mr. Cammarata became CEO of Neptune Wellness Solutions July 8, 2019. Mr. Cammarata is the founder of Random Occurrence, a venture capital and private equity firm. He invested in and cofounded Schmidt’s Naturals, one of the world’s fastest growing wellness brands, leading it from fledgling start-up to acquisition in 2017 by Unilever and onto record breaking growth in 2018. He remained CEO of Schmidt’s Naturals until June 2019, leading its rapid expansion into new and innovative products, retailers and global markets. Mr. Cammarata is a new breed of unconventional CEO with a personal mission to invest and scale companies globally that will make sustainable innovation and modern wellness solutions accessible to the world. He believes that natural products are the future and that every person deserves natural products that work and minimize their harm to people, the planet and animals. Through all his investments, Mr. Cammarata is looking toward future technologies, including AI and machine learning to create stronger connections and personalized products for customers. He is a passionate advocate for ending animal testing in cosmetics. Raised in New York, Mr. Cammarata’s dyslexia made school challenging, but that perspective allowed him to identify opportunities others missed.

Michael A. De Geus – Director

Mr. De Geus is a highly accomplished security executive with domestic and international cyber investigative and physical security experience. He is the founder and Chief Executive Officer of Leatherback Gear, LLC., a producer of bullet proof backpacks. He also served as a Special Agent in federal law enforcement with the Department of Homeland Security and has served on various assignments both physically and with cyber security since 2008. Previously, he served as the Director of Sales at Koro Sun Resort in the Fiji Islands and as a consultant for MD Consulting, working on various projects from developing branding and new store layouts to helping with various start-up companies. Mr. De Geus is a Ph.D. Candidate in Public Policy specializing in Homeland Security at Walden University, holds a Master of Science in International Relations from Troy State University and holds a Bachelor of Science in Criminal Justice from California State University Fullerton.

Dr. Ronald Denis – Director

Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Also, since 1987, Dr. Denis has occupied the position of medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Ms. Julie Phillips – Director Nominee

Ms. Julie Phillips currently serves as Vice President for Herschend Family Entertainment, the media and franchise arm of Herschend Enterprises, which owns, operates and manages family-oriented them parks, aquariums, attractions and hospitality properties in the United States in Canada, where she has held this and prior roles since 2013. Ms. Phillips also has served since April 2019 as a member of the Board of Directors of the Lane Thomas Foundation, which is dedicated to supporting families of children needing life-saving organ transplants. Previously, she served as a business development manager for Miramax and as a senior financial analyst for Raytheon (NYSE: RTX). Ms. Phillips holds an MBA from Harvard Business School and a Bachelor of Arts in Business Administration from Pepperdine University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, none of the nominees for election as Director of the Corporation is as at the date hereof, or within 10 years before the date hereof:

(a)	a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company that:
(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, CEO or CFO of such company;

(ii)

was subject to an Order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO of such company;

(b)

a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Furthermore, to the knowledge of the Corporation, none of the foregoing nominees for election as Director of the Corporation has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a nominee.

Voting for election of Directors is by individual voting and not by slate voting. You can vote your Common Shares for the election of all of the foregoing nominees for election as Directors of the Corporation; or you can vote for some of these nominees for election as Directors and withhold your votes for others; or you can withhold all of the votes attached to the Common Shares you own and, thus, not vote for the election of any of these nominees as Directors of the Corporation.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ELECTION OF THE PROPOSED NOMINEES AS DIRECTORS OF THE CORPORATION FOR THE ENSUING YEAR.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the election of the proposed nominees as Directors of the Corporation for the ensuing year.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to appoint Ernst & Young, LLP to hold office as the Corporation’s auditors until the close of the next annual general meeting of Shareholders and to authorize the Board of Directors to fix their remuneration. The auditors will hold office until the next annual general meeting of Shareholders or until their successors are appointed. Ernst & Young, LLP has been acting as auditors for the Corporation since 2020.

The reappointment of Ernst & Young, LLP must be approved by a majority of the votes cast on the matter at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE APPOINTMENT OF ERNST & YOUNG LLP, CHARTERED PROFESSIONAL ACCOUNTANTS, AS auditor OF the Corporation UNTIL THE CLOSE OF THE NEXT ANNUAL MEETING OF SHAREHOLDERS and to authorize the Board to FIX ITS remuneration.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the appointment of Ernst & Young LLP, Chartered Professional Accountants, as auditor for the Corporation until the close of the next annual meeting of Shareholders and to authorize the Board to fix its remuneration.

For the financial years ended March 31, 2021 and March 31, 2020, the Corporation was billed the following fees for audit, audit-related, tax and all other services provided to the Corporation by its current external auditor, Ernst & Young, LLP, Chartered Professional Accountants and its former external auditor, KPMG LLP, Charted Professional Accountants, respectively:

	Financial Year Ended March 31, 2021	Financial Year Ended March 31, 2020
Audit Fees (1) ………………………………..…	$1,215,105	$561,400
Audit-Related Fees (2) …...…………………….	-	$553,000
Tax Fees (3) ………………………………..….	$15,790	$87,100
Other Fees (4) ………………………………..….	-	$9,200
Total Fees	$1,230,895	$1,210,700

1.

“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, interim reviews, securities filings, Sarbanes–Oxley Act Section 404 opinion on internal control over financial reporting and consultations on accounting or disclosure issues.

2.

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not reported under “Audit Fees” above.

3.	“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. Tax fees include, but are not limited to, preparation of tax returns and R&D tax credit claims.
4.	“Other fees” consist of fees for other professional advisory services.

APPROVAL OF RENEWAL OF STOCK OPTION PLAN

The Corporation’s stock option plan (the “Stock Option Plan”) was last approved by Shareholders at a meeting held on August 15, 2018. For a description of the principal terms of the Stock Option Plan, see “Compensation Discussion and Analysis - Stock Option Plan” below.

In accordance with the requirements of the Toronto Stock Exchange (the “TSX”), every three years after adoption, all unallocated options, rights and other entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the Shareholders. Because the Stock Option Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by shareholders on August 15, 2018, the Shareholders are required to approve all unallocated options issuable pursuant to the Stock Option Plan by no later than August 15, 2021.

Because the Meeting is currently scheduled to be later than three years from the date the Stock Option Plan was approved by shareholders, all unallocated stock options will be cancelled and the Corporation will not be permitted to make further grants under the Stock Option Plan until Shareholder approval is obtained. Shareholders are therefore being asked at the Meeting to pass a resolution approving the renewal of the Stock Option Plan and approve all unallocated options, rights or other entitlements under the Stock Option Plan, to remain in effect until August 26, 2024. Whether or not the proposed resolution is approved by the Shareholders, all allocated options under the Stock Option Plan will continue unaffected.

The resolution approving the renewal of the Stock Option Plan and approving all unallocated options under the Stock Option Plan must be approved by at least a majority of the votes cast by Shareholders at the Meeting who are not insiders to whom Stock Options may be granted under the Stock Option Plan or Awards may be granted under the Equity Incentive Plan and their associates (the “Disinterested Shareholders”). As at the Record Date, and based on the information available to the Corporation, holders of 8,049,119 Common Shares (4.8% of the outstanding Common Shares) are not entitled to vote on the resolution.

If the resolution approving the renewal of the Stock Option Plan and approving all unallocated options under the Stock Option Plan is not approved by the Disinterested Shareholders at the Meeting, then no new grants of options will be made pursuant to the Stock Option Plan.

Disinterested Shareholders will therefore be asked at the Meeting to pass the following resolutions, with or without variation, relating to the approval as described above (the “Stock Option Plan Renewal Resolutions”):

RESOLVED THAT:

1.

All unallocated options under the Stock Option Plan be and are hereby approved and that the Corporation be authorized to continue granting options under the Stock Option Plan until August 26, 2024, which is the date that is three years from the date of this Meeting.

2.

The Board of Directors be and is hereby authorized on behalf of the Corporation to make any amendments to the Stock Option Plan as may be required by regulatory authorities or otherwise made necessary by applicable legislation, without further approval of the Shareholders of the Corporation, in order to ensure the approval of the unallocated entitlements and the efficient function of the Stock Option Plan

3.

Any director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection therewith.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE STOCK OPTION PLAN RENEWAL RESOLUTIONS IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE STOCK OPTION PLAN RESOLUTIONS.

The voting rights pertaining to shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Stock Option Plan Renewal Resolutions.

APPROVAL OF RENEWAL OF EQUITY INCENTIVE PLAN

The Corporation’s equity incentive plan (the “Equity Incentive Plan”) was last approved by Shareholders at a meeting held on August 15, 2018. For a description of the principal terms of the Equity Incentive Plan, see “Compensation Discussion and Analysis - Equity Incentive Plan” below.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated Awards, rights and other entitlements under a security-based compensation arrangement which do not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by a majority of Shareholders. Because the total number of Common Shares available for issuance under the Equity Incentive Plan is equal to a number that shall not exceed 2.5% of the issued and outstanding Common Shares from time to time and the Equity Incentive Plan was last approved by Shareholders on August 15, 2018, the Shareholders are required to approve all unallocated Awards issuable pursuant to the Equity Incentive Plan by no later than August 15, 2021.

Because the Meeting is currently scheduled to be later than three years from the date the Equity Incentive Plan was approved by shareholders, all unallocated Awards will be cancelled and the Corporation will not be permitted to make further grants under the Equity Incentive Plan until Shareholder approval is obtained. Shareholders are therefore being asked at the Meeting to pass a resolution approving the renewal of the Equity Incentive Plan and approve all unallocated Awards, rights or other entitlements under the Equity Incentive Plan, to remain in effect until August 26, 2024. Whether or not the proposed resolution is approved by the Shareholders, all allocated Awards under the Equity Incentive Plan will continue unaffected.

The resolution approving the renewal of the Equity Incentive Plan and approving all unallocated Awards under the Equity Incentive Plan must be approved by at least a majority of the votes cast by Disinterested Shareholders. As at the Record Date, and based on the information available to the Corporation, holders of 8,049,119 Common Shares (4.8% of the outstanding Common Shares) are not entitled to vote on the resolution.

If the resolution approving the renewal of the Equity Incentive Plan and the unallocated Awards under the Equity Incentive Plan is not approved by the Disinterested Shareholders at the Meeting, then no new Awards will be granted pursuant to the Equity Incentive Plan.

Disinterested Shareholders will be asked at the Meeting to pass the following resolution, with or without variation, relating to the approval as described above (the “Equity Incentive Plan Renewal Resolution”):

RESOLVED THAT:

1.

All unallocated entitlements under the Equity Incentive Plan be and are hereby approved and that the Corporation be authorized to continue granting entitlements under the Equity Incentive Plan until August 26, 2024, which is the date that is three years from the date of this Meeting.

2.

The Board of Directors be and is hereby authorized on behalf of the Corporation to make any amendments to the Equity Incentive Plan as may be required by regulatory authorities or otherwise made necessary by applicable legislation, without further approval of the Shareholders of the Corporation, in order to ensure the approval of the unallocated entitlements and the efficient functioning of the Equity Incentive Plan.

3.

Any director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection therewith.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE EQUITY INCENTIVE PLAN RENEWAL RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE EQUITY INCENTIVE PLAN RENEWAL RESOLUTION.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Equity Incentive Plan Renewal Resolution.

OTHER MATTERS

Management of the Corporation is not aware of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should be properly brought before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

Compensation Discussion and Analysis

“Named Executive Officer” (or “NEO”) means: (a) a CEO, (b) a CFO, (c) each of the three (3) most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three (3) most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, and (d) each individual who would be an NEO under (c) above but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended March 31, 2021 (“Fiscal 2021”), the Corporation had six (6) NEOs, being, Mr. Michael Cammarata, President and CEO since July 8, 2019, Dr. Toni Rinow, CFO since April 7, 2020 and Global Operating Officer since August 10, 2020, Mr. Robert DiPede, Senior Vice President, Biodroga & New Markets Sales, since June 1, 2020, Russel Jay, Vice President Sales, USA, since May 1, 2020 and Mr. Christopher Piazza, Senior Legal Counsel and Assistant Corporate Secretary.  Ms. Claudie Lauzon served as Interim CFO until April 7, 2020 and Controller until her resignation on July 10, 2020.

Compensation Governance

Compensation of executive officers and Directors of the Corporation is recommended to the Board of Directors by the Compensation and Human Resources Committee (the “CHR Committee”). In its review process, the CHR Committee relies on input from management on the assessment of executives and Corporation’s performance.

As of March 31, 2021, the CHR Committee was composed of the following independent members: Mr. Richard P. Schottenfeld, acting as chairperson, Mr. John Moretz, Dr. Ronald Denis and Mr. Joseph Buaron. Mr. Schottenfeld resigned from the Board on May 17, 2021. The CHR Committee establishes management compensation policies and oversees their general implementation. All members of the CHR Committee have direct experience which is relevant to their responsibilities as CHR Committee members. All members are or have held senior executive or director roles within significant businesses or public organizations, several also having public companies experience, and have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members of the CHR Committee combined experience in the Corporation’s sector provides them with the understanding of the Corporation’s success factors and risks, which is very important when determining metrics for measuring success.

Risk management is a primary consideration of the CHR Committee when implementing its compensation program. It does not believe that its compensation program results in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Corporation. Payments of bonuses, if any, are not made unless performance goals are met.

For executive, more than half of target direct compensation base salary + target STIP (as defined below) + target LTIP (as defined below) is considered “at risk”. This mix results in a strong pay-for-performance relationship and an alignment with Shareholders and competitive with other firms of comparable size in similar fields. The CEO makes recommendations to the CHR Committee as to the compensation of the Corporation’s executive officers, other than himself, for approval by the Board. The CHR Committee makes recommendations to the Board of Directors as to the compensation of the CEO, for approval. The CEO’s salary is based on comparable market consideration and the CHR Committee’s assessment of his performance, with regard to the Corporation’s financial performance and progress in achieving strategic performance.

Qualitative factors beyond the quantitative financial metrics are also a key consideration in the determination of individual executive compensation payments. How executives achieve their financial results and demonstrate leadership consistent with the Corporation’s values are key to individual compensation decisions.

The CHR Committee has authority to retain the services of independent compensation consultants to advise its members on executive compensation and related matters, and to determine the fees and the terms and conditions of the engagement of such consultants. During Fiscal 2021, the CHR Committee retained the services of Hexarem Inc. (“Hexarem”) to review the Corporation’s executive compensation programs, including base salary, short-term incentives, total cash compensation levels, severance packages and total direct compensation of certain senior positions, against those of peer groups of similar and larger size, as measured by market capitalization, biotechnology, pharmaceutical and nutrition companies listed or headquartered in North America. Hexarem recently issued a report with the conclusion of its review on the Corporation’s executive compensation programs to the CHR Committee. The CHR Committee is currently assessing this report and will consider making a recommendation to the Board of Directors with respect to the Corporation’s executive compensation programs. In addition to the review the Corporation’s executive compensation programs referred above, Hexarem has provided general advice on executive compensation and related matters to the CHR Committee. All of the services of Hexarem were provided to the CHR Committee.

The CHR Committee has assessed the independence of Hexarem and concluded that its engagement of Hexarem does not raise any conflict of interest with the Corporation or any of the Directors or executive officers. The total remuneration received by Hexarem during the financial years ended March 31, 2020 and March 31, 2021 for executive compensation-related fees was an aggregate value of, respectively, $5,772.50 and $17,218.75 (plus applicable taxes).

The following two (2) comparator groups were used to benchmark the NEO positions.

Canadian Pharmaceutical and Biotechnology Industries		U.S. Vitamins and Nutritional Supplements Industry
Aralez Pharmaceuticals Inc.	Arbutus Biopharma Corporation	Lifevantage Corporation	Mannatech, Inc.
Biosyent Inc.	CanniMed Therapeutics Inc.	MusclePharm Corp.	Natural Alternatives International Inc.
Cardiome Pharma Corp	Cipher Pharmaceuticals Inc.	Nature's Sunshine Products Inc.	Nutraceutical International Corporation
Merus Labs International Inc.	Neovasc Inc.	Omega Protein Corporation	Reliv International, Inc.
Novelion Therapeutics Inc.	Nuvo Pharmaceuticals Inc.
Theratechnologies Inc.	Xenon Pharmaceuticas Inc.

Benchmarking Against the Canadian Market

The CHR Committee regularly reviews the competitiveness of its compensation programs and the compensation of certain senior positions against other organizations with whom the Corporation compete for talent. The CHR Committee retains the services of an independent advisor to select an appropriate comparator group and to perform a compensation market review. Selected positions are normally reviewed every two (2) or three (3) years.

The comparator group proposed by the independent advisor and approved by the CHR Committee normally meets the following selection criteria:

•	publicly-traded organizations;
•	in the pharmaceutical, nutrition or biotechnology industry; and
•	headquartered in Canada.

Compensation review results presented by the CHR Committee’s independent consultant are size-adjusted to the scope of the Corporation. This method mitigates the impact that much larger companies may have on the competitive compensation levels. Exceptionally, certain senior positions may also be benchmarked against a similar group of U.S. based organizations.

Alignment at Target with 50th Percentile

The Corporation anchors its target compensation at the 50th percentile of the reference market with the following components: (i) 80/120 salary structure with midpoints anchored at the 50th percentile, (ii) STIP and LTIP targets at the 50th percentile of the reference market, and (iii) competitive group benefits.

Summary of the Corporation’s Compensation Programs

The components of our compensation programs are highlighted in the table below:

	What are the key features?	Primary objective	What does the compensation element reward?	How is the annual value or target determined?
ANNUAL BASE SALARY	Fixed compensation •Payable in cash •Revised annually and adjusted, as necessary	Provides a market competitive fixed rate of pay	Rewards skills, knowledge, responsibilities and experience	Targets are set at the 50th percentile of what is paid in the reference market for similar positions
SHORT-TERM INCENTIVE PLAN (STIP)	Variable compensation •Payable in cash following the end of each financial year	Encourages performance against our annual corporate and individual objectives	Rewards the achievement of our annual objectives	Targets are set at the 50th percentile of what is paid in the reference market for similar positions
LONG-TERM INCENTIVE PLAN (LTIP)

Variable compensation

•In form of stock options, which vest over three years at a rate of 1/3 per year and expire after five (5) years

•Generally granted annually at the beginning of each financial year, unless a special grant covering more than one year is made

•Equity incentive grants

		Aligns interests of executives and shareholders	Rewards the creation of shareholder value	Targets are set at the 50th percentile of what is paid in the reference market for similar positions
EMPLOYEE BENEFITS AND PERQUISITES	Fixed compensation Group Benefits •Life, medical, dental and disability insurance perquisites •RRSP Matching Program	Group Benefits •Provides employees and their families with assistance and security perquisites •Complements executives’ total compensation	---	Competitive overall with programs offered in comparable organizations
PENSION	The Corporation does not have any pension plan available for its executives or Directors	---	---	----
RRSP Matching Program	The Corporation sponsors a voluntary RRSP matching program (the “RRSP Matching Program”) which is open to all eligible employees, including NEOs.	To match employees voluntary contribution to a tax-sheltered vehicle for an amount of up to $2,500 for the financial year ending March 31, 2021	Encourages employees to invest and earn interest for retirement or other personal long term project	Competitive overall with programs offered in comparable organizations and set in accordance with The Corporation’s capacity to pay

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation by providing a compensation which is competitive with the compensation received by executives employed by comparable companies and ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options.

Use of Fixed and Variable Pay Components

Compensation of NEOs is reviewed each year and has been structured to encourage and reward the executive officers on the basis of short-term and long-term corporate performance. In the context of the analysis of the compensation for Fiscal 2021, the following components were examined:

(i)	base salary;

(ii)	short-term incentive plan, consisting of a cash bonus;

(iii)	long-term incentive plan, consisting of stock options and equity incentive grants based on performance and/or time vesting conditions; and

(iv)	other elements of compensation, consisting of group benefits and perquisites.

Base Salary

Base salary paid to executives is set within a salary structure consistent with the Corporation’s pay equity policy with a mid-point aligned with the 50th percentile value of the job within the comparator group. The actual base salary is set in recognition of the individual’s skills, experience, and contribution.

Short-Term Incentive Plan (“STIP”)

STIP targets are aligned with the 50th percentile of our reference market and set as a percentage of the executive’s base salary. For Fiscal 2021, Mr. Michael Cammarata, CEO, was eligible for no less than a 75% target bonus, Dr. Toni Rinow, Chief Financial Officer, was eligible for up to a 40% target bonus (up to a 80% maximum bonus) of her annual base salary, Mr. Robert DiPede, Senior Vice President, Biodroga & New Markets Sales is eligible for up to a 35% target bonus (up to a 70% maximum bonus) of his annual base salary, Mr. Russell Jay, Vice President Sales, USA, was eligible for up to a 30% target bonus (up to a 60% maximum bonus) of his annual base salary and Mr. Christopher Piazza, Senior Legal Counsel, was eligible for up to a 20% target bonus (up to a 40% maximum bonus). Ms. Claudie Lauzon, former interim CFO, was not eligible for STIP awards in Fiscal 2021 due to her departure from the Corporation prior to the completion of Fiscal 2021.

The STIP is revised by the CHR Committee and its independent advisor every two (2) to three (3) years as market conditions evolve. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the global financial results of the Corporation and the degree of achievement of objectives set by the Board of Directors, generally based on actual versus budgeted results.

These performance goals will take into account (i) the Corporation’s adjusted EBITDA (consistent with the definition retained by the Corporation in the preparation of the audited financial statements and accompanying Management & Discussion Analysis) and with budgeted results, (ii) the Corporation’s revenues during the last completed financial year (consistent with the definition retained by the Corporation in the preparation of the audited financial statements and accompanying Management & Discussion Analysis), (iii) the business development of our business through the implementation of our commercial strategy and (iv) other personal achievements fulfilled by each executive officer, as the case may be. The Board may apply a corporate multiplier to consider the Corporation’s capacity to pay even if corporate and individual objectives are met.

Long-Term Incentive Plan (“LTIP”)

LTIP targets are aligned with the 50th percentile of our reference market and set as a percentage of the executive’s base salary. LTIP targets are reviewed by the CHR Committee and its independent advisor every two (2) to three (3) years as market conditions evolve. The grant of stock options by the Corporation to executives and management aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Corporation’s executives as well as aligning the interests of the Corporation’s executives with that of its Shareholders.

The CHR Committee is responsible for overseeing and managing the Stock Option Plan. Grants of stock options to executives and management are approved by the Board of Directors. Generally, new stock option grants do not take into account previous grants of stock options when considering new awards. The terms of the Stock Option Plan are described below under the heading “Stock Option Plan”.

The CHR Committee may also determine, in its sole discretion and taking into consideration a wide variety of qualitative and quantitative factors, ad hoc numbers of stock options to be granted to participants in order to address extraordinary situation affecting the Corporation’s overall activities.

The CEO is also provided with a pool of stock options for ad hoc grants to a limited number of other contributors. The CEO has the discretion, with the concomitant support of the CHR Committee to allocate none or all the pool at his/her discretion to:

•	reward top performers;
•	new hires;
•	retain high-potential contributors; and
•	address special needs.

Each ad hoc grant must be ratified and approved by the Board of Directors in order to give full effect to the issuance of such securities under the Stock Option Plan.

As described above, during Fiscal 2021, the CHR Committee retained the services of Hexarem to review the Corporation’s executive compensation programs, including the Corporation’s long-term incentive program. Hexarem recently issued its report with the conclusion of its review on the Corporation’s executive compensation programs to the CHR Committee. The CHR Committee is currently assessing this report and will consider making a recommendation to the Board of Directors with respect to the Corporation’s executive compensation programs.

An Equity Incentive Plan was adopted by the Board of Directors in order to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, employees, and consultants of the Corporation and its subsidiaries. The terms of the Stock Option Plan are described below under the heading “Stock Option Plan”, and the terms of the Equity Incentive Plan are described below under the heading “Equity Incentive Plan”.

The Directors and executive officers are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Director or executive officer.

Management Share Ownership Policy

Effective for the financial year ended March 31, 2020, executives holding offices of Vice President or above have a maximum period of five (5) years to acquire stock ownership equal to one time (1x) their annual base salary, with the exception of the Corporation’s CEO for which such target is set at two times (2x) his/her annual base salary. Similarly, newly appointed executives will have a maximum period of five (5) years from the date of their appointment to meet their ownership target. Common Shares, as well as “in-the-money” options granted under the Stock Option Plan, Deferred Share Units (“DSUs”), Restricted Share Units (“RSUs”) or similar types of equity-based awards granted under the Corporation’s Equity Incentive Plan (collectively the “Equity-Based Awards”) count towards meeting these ownership targets.

Ownership targets will be measured annually as at the end of the Corporation’s financial year, based on a share market value calculated as the higher of (i) the last 10-day volume weighted average price (10-day

VWAP) of the Common Shares trading on the TSX as at financial year-end, and (ii) the acquisition cost of the Common Shares (or value of the underlying Common Shares as of the grant date of any Equity-Based Award).

To foster shareholder alignment and to facilitate equity accumulation as well as compliance with this share ownership policy, the annual STIP bonus payable to such executives, pursuant to the Corporation’s Management Compensation Policy, as amended from time to time, will be payable 50% in cash and 50% in fully-vested DSUs. At the sole discretion of the executive, if he/she elects his/her STIP bonus be paid in full in DSUs only, the executive will be entitled to receive 110% of the STIP bonus payable in fully-vested DSUs.

Stock Option Plan

The following is a summary of important provisions of the Stock Option Plan. It is not a comprehensive discussion of all of the terms and conditions of the Stock Option Plan. Readers are advised to review the full text of the Stock Option Plan to fully understand all terms and conditions of the Stock Option Plan. A copy of the Stock Option Plan can be obtained by contacting the Corporation’s Corporate Secretary.

The Stock Option Plan was adopted on May 10, 2001 and was amended from time to time, including most recently on August 14, 2019.

The grant of options is part of the long-term incentive component of executive and Director compensation, and an essential part of compensation. Qualified Directors, employees, and consultants of the Corporation and its subsidiaries may participate in the Stock Option Plan, which is designed to encourage optionees to link their interests with those of Shareholders, in order to promote an increase in Shareholder value. Awards and the determination of any exercise price are made by the Board of Directors, after recommendation by the CHR Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in Shareholder value. Any award grants a participant the right to purchase a certain number of Common Shares during a specified term in the future, after a vesting period and/or specific performance conditions, at an exercise price equal to at least 100% of the Market Price (as defined below) of the Common Shares on the grant date.

Under the Stock Option Plan, the “Market Price” of Common Shares as of a particular date shall generally mean the volume weighted average trading price of the Common Shares, calculated by dividing the total value by the total volume of Common Shares traded for a relevant period (“VWAP”), on the TSX (and if listed on more than one stock exchange, then the highest of such closing prices) during the last ten (10) business days prior to the grant date (10-day VWAP) (or, if the Common Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that the Common Shares did not trade during such period, the Market Price shall be the average of the bid and asked prices in respect of the Common Shares at the close of trading on any such date during that ten (10) business day period. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of the Common Shares as determined by the Board in its sole discretion. Previous awards may sometimes be taken into account when new awards are considered.

On May 25, 2016, the Board of Directors approved several amendments to the Stock Option Plan pursuant to which (i) all of an option holder’s options will immediately vest on the date of a Change of Control event (as such term is defined in the Stock Option Plan), subject to the terms of any employment agreement or other contractual arrangement between the option holder and the Corporation, (ii) the period during which an option holder can exercise its vested options, in the case of disability or retirement is extended to 12 months, and (iii) the exercise of each option granted under the Stock Option Plan is subject to the satisfaction of all applicable withholding taxes or other withholding liabilities as the Corporation may determine to be necessary or desirable in respect of such exercise. Shareholder approval was not required for the May 25, 2016 amendments as the Stock Option Plan contains specific amendment provisions pursuant to which such amendments may be made to the Stock Option Plan upon approval of the Board, without Shareholder approval.

On July 8, 2019, the Board of Directors approved, and the Shareholders confirmed on August 14, 2019, amendments to the Stock Option Plan to (a) increase the limit on the number of options to acquire Common Shares under the Stock Option Plan (“Stock Options”) from 15% to 25%, (b) increase the insider participation limits set forth in the Stock Option Plan from 15% to 25%, (c) increase the limit on the number of Stock Options that may be granted to any one insider and such insider’s associates within any twelve month period from 5% to 20%.

Options for Common Shares representing, from time to time, up to 25% of the outstanding issued Common Shares then outstanding may be granted by the Board pursuant to the Stock Option Plan.

Not more than 20% of Common Shares issued by the Corporation pursuant to the Stock Option Plan may be granted to any single optionee during a 12-month period (not more than 2% if such optionee is a consultant or an employee providing investor relations services). In addition, the Stock Option Plan, together with any other plan to be established or any options already granted, will not result in either (i) the number of Common Shares reserved for issuance in connection with options granted to insiders representing more than 25% of the number of Common Shares issued and outstanding, or (ii) the issuance to insiders, during a 12-month period, of a number of options representing more than 25% of the number of Common Shares issued and outstanding.

For additional information as of March 31, 2021, see “Securities Authorized for Issuance Under Equity Compensation Plans”.

Options granted under the Stock Option Plan are non-transferable and are subject to a minimum vesting period of 18 months, with gradual and equal vesting on no less than a quarterly basis. They are exercisable, subject to vesting and/or performance conditions, at the Market Price of the Common Shares on the day prior to the grant of such options. The expiry date of an option is fixed by the Board at the time the particular option is granted, and must not exceed 10 years.

In the event that the holder of options dies, becomes disable or retires from the Corporation while he or she is still an employee, director or consultant, the expiry date of the options will be the first anniversary of the holder’s date of death, disability or retirement, as applicable.

If the holder of options holds his or her option as a director of the Corporation and such holder ceases to be a director of the Corporation other than by reason of death or disability, the expiry date of the option will not exceed the 60th day following the date the holder ceases to be a director of the Corporation unless the holder ceases to be a director of the Corporation as a result of (i) ceasing to meet the qualifications of a director set forth under applicable corporate law, (ii) an ordinary resolution having been passed by the shareholders of the Corporation pursuant to applicable corporate law, or (iii) an order made by any regulatory authority having jurisdiction to so order, in which case the expiry date will be the date the holder ceases to be a director of the Corporation.

If the holder of options holds his or her option as an employee or consultant of the Corporation and such holder ceases to be an employee or consultant of the Corporation other than by reason of death, disability or retirement, the expiry date of the option will not exceed the 60th day following the termination date or, if the employee or consultant provides investor relations services, the 30th day following the termination date, unless the holder (i) ceases to be an employee of the Corporation as a result of termination for cause, or (ii) ceases to be an employee or consultant of the Corporation as a result of an order made by any regulatory authority having jurisdiction to so order, in which case the expiry date will be the termination date.

In the event that a holder of options commits an act of bankruptcy or any proceeding is commenced against the holder under applicable bankruptcy or insolvency legislation in force at the time of such bankruptcy or insolvency, the expiry date of the option will be the date immediately preceding the date on which such holder commits such act of bankruptcy.

Subject to the approval of the relevant authorities, including the TSX if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by Shareholders) if applicable, the Board may amend, suspend or discontinue the Stock Option Plan, and amend or discontinue any options granted under the Stock Option Plan, at any time without shareholder approval. Without limiting the foregoing, the Board is specifically authorized to amend the terms of the Stock Option Plan, and the terms of any options granted under the Stock Option Plan, without obtaining shareholder approval, to:
(i) amend the vesting provisions, (ii) amend the termination provisions, except as otherwise provided in the Stock Option Plan, (iii) amend the eligibility requirements of eligible Directors, employees or consultants which would have the potential of broadening or increasing insider participation, (iv) add any form of financial assistance, (v) amend a financial assistance provision which is more favourable to Directors, employees or consultants, (vi) add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common Shares, (vii) add a deferred or restricted share unit or any other provision which results in Directors, employees or consultants receiving securities while no cash consideration is received by the Corporation, and (viii) make other amendments of a housekeeping nature or to comply with the requirements of any regulatory authority.

However, unless option holders consent to the amendment or termination of the Stock Option Plan in writing, any such amendment or termination of the Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Stock Option Plan.

The Board may not amend the Stock Option Plan without Shareholders’ approval to: (i) increase the number of Common Shares reserved for issuance under the Stock Option Plan, including a change in the manner  of determining the exercise price of the options, (ii) increase the aggregate number of Common Shares in respect of which options have been granted and remain outstanding so that such number of Common Shares, when taken together with all of the Corporation’s security based compensation arrangements then either in effect or proposed, shall at any time be such as to result in the number of Common Shares issuable to insiders pursuant to stock options exceeding 25% of the issued and outstanding Common Shares, or the issuance to insiders pursuant to stock options, within a one-year period, of a number of Common Shares exceeding 25% of the issued and outstanding Common Shares, (iii) amend the amending provisions of the Stock Option Plan, and (iv) change the employees (or class of employees) eligible to receive options under this plan. Further, the Board may not amend granted options without Shareholders’ approval to reduce the exercise price for the benefit of insiders, or to extend the termination date for the benefit of insiders, other than in accordance with the Stock Option Plan.

Options granted under the Stock Option Plan to U.S. Taxpayers may be nonqualified stock options or incentive stock options intended to qualify under Section 422 (“ISOs”) of the United States Internal Revenue Code of 1986 and the applicable authority thereunder (the “Code”). “U.S. Taxpayer” means a person who is a U.S. citizen, U.S. permanent resident, or U.S. tax resident for the purposes of the Code whose purchase of Common Shares under the Stock Option Plan would be subject to U.S. taxation under the Code. Such person shall be considered a U.S. Taxpayer solely with respect to such options.

The maximum number of options that may be granted as ISOs is equal to the maximum number of Common Shares issuable under the Stock Option Plan. The terms and conditions of any ISOs granted, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Board of Directors of the Corporation from time to time in accordance with the Stock Option Plan.

If an ISO is granted to a person who owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Corporation or of a subsidiary or parent, as such terms are defined in Section 424(e) and (f) of the Code, the term of the option shall not exceed five (5) years from the time of grant of such option and the exercise price shall be at least 110% of the Market Price (at the time of grant) of the Common Shares subject to the option.

To the extent the aggregate Market Price (determined at the time of grant) of the Common Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation) exceeds $100,000, such excess ISOs shall be treated as nonqualified stock options.

Any options granted to U.S. Taxpayers shall be limited to employees or consultants providing services to the Corporation or to an affiliate which is an “eligible issuer”, as defined in final Treas. Reg. 1.409A-1(b)(iii) (this includes corporate subsidiaries in which the Corporation has a controlling interest).

The Stock Option Plan provides that if the expiration of the term of options awarded under the Stock Option Plan occurs during, or within five (5) business days after, a trading black-out imposed by the Corporation to restrict trades in the Corporation’s securities (a “Blackout Period”), then such term will be extended until the tenth business day after the end of such Blackout Period.

Equity Incentive Plan

On January 30, 2013, the Board of Directors adopted a resolution approving the Equity Incentive Plan in order to provide the Corporation with a share related mechanism to attract, retain, and motivate qualified Directors, employees, and consultants of the Corporation and its subsidiaries. The adoption of the Equity Incentive Plan was approved by the Shareholders of the Corporation at its 2013 Shareholders’ meeting held on June 27, 2013 and renewed at its 2018 Shareholder’s meeting held on August 15, 2018.

The following is a summary of important provisions of the Equity Incentive Plan. It is not a comprehensive discussion of all of the terms and conditions of the Equity Incentive Plan. Readers are advised to review the full text of the Equity Incentive Plan to fully understand all terms and conditions of the Equity Incentive Plan. A copy of the Equity Incentive Plan can be obtained by contacting the Corporation’s Corporate Secretary.

Purpose. The purpose of the Equity Incentive Plan is to promote the Corporation’s interests and long-term success by providing Directors, officers, employees and consultants with greater incentive to further develop and promote the Corporation’s business and financial success, to further the identity of interest of persons to whom certain awards may be granted with those of the Shareholders generally through a proprietary ownership interest in the Corporation, and to assist the Corporation in attracting, retaining and motivating its Directors, officers, employees and consultants.

Administration. Under the Equity Incentive Plan, the Board of Directors can, at any time, appoint a committee to, among other things, interpret, administer and implement the Equity Incentive Plan on behalf of the Board of Directors in accordance with such terms and conditions as the Board may prescribe, consistent with the Equity Incentive Plan (provided that if at any such time such a committee has not been appointed by the Board of Directors, the Equity Incentive Plan will be administered by the Board of Directors).

Eligible Persons. Under the Equity Incentive Plan, awards may be granted to any Director, officer, employee, or consultant (as defined in the Equity Incentive Plan) of the Corporation or of a subsidiary (an “Eligible Person”). A participant (“Participant”) is an Eligible Person to whom an award has been granted under the Equity Incentive Plan.

Number of Securities Reserved for Issuance. Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which the Corporation is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan will be equal to a number that shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

The aggregate maximum number of Common Shares available under the Equity Incentive Plan may be used for any type of award. Subject to the provisions and restrictions of the Equity Incentive Plan, if any award is exercised, cancelled, expired or otherwise terminated for any reason whatsoever, the number of Common Shares in respect of which an award is exercised, cancelled, expired or otherwise terminated for any reason whatsoever, as the case may be, will again be immediately available for purchase pursuant to awards granted under the Equity Incentive Plan.

Maximum Grant to Any Participants that are Insiders. On July 8, 2019, the Board of Directors approved, and the Shareholders confirmed on August 14, 2019, amendments to the Equity Incentive Plan to increase the insider participation limits set forth in the Equity Incentive Plan, when combined with all of Corporation’s other security based share compensation arrangements, from 15% to 25%. Thereafter, if, and for so long as the Common Shares are listed on the TSX, the number of Common Shares (A) issuable, at any time, to Participants that are insiders, and (B) issued to Participants that are insiders within any 12-month period, pursuant to the Equity Incentive Plan, or when combined with all of Corporation’s other security based share compensation arrangements shall not, in aggregate, exceed 25% of the total number of outstanding Common Shares on a non-diluted basis.

Restricted Shares. The Board of Directors is authorized to grant restricted shares (“Restricted Shares”) to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange where the Common Shares are listed for trading. Subject to the provisions of the Equity Incentive Plan and any applicable award agreement, the Eligible Person shall generally have the rights and privileges of a Shareholder as to such Restricted Shares, including the right to vote such Restricted Shares. A Restricted Share award will be subject to a Restricted Share award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the Board of Directors determines and which the stock exchange where the Common Shares are listed for trading allows. The number of Restricted Shares to be credited to each Eligible Person’s account shall be computed by dividing (a) the award value, by (b) the Market Price (as defined hereunder) of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number.

In addition to any other restrictions set forth in an Eligible Person’s award agreement, until such time that the restricted period for the Restricted Shares has lapsed pursuant to the terms of the applicable award agreement, which restricted period the Board may in its sole discretion accelerate at any time, the Eligible Person shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Shares.

For the purposes of the Equity Incentive Plan, “Market Price” at any date in respect of the Common Shares shall be the VWAP on the TSX (and if listed on more than one stock exchange, then the highest of such closing prices) during the last ten (10) business days prior to the relevant date (10-day VWAP) (or, if the

Common Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that the Common Shares did not trade on such ten (10) business days, the Market Price shall be the average of the bid and asked prices in respect of the Common Shares at the close of trading on any such date within that ten (10) business day period. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of the Common Shares as determined by the Board in its sole discretion.

Restricted Share Units. The Board of Directors is authorized to grant Restricted Share Units (“RSUs”) to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange on which the Common Shares are listed for trading. The number of RSUs to be credited to each Eligible Person’s account shall be computed by dividing (a) the award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number. A RSU award will be subject to a restricted share unit award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the Board of Directors determines and which the stock exchange where the Common Shares are listed for trading allows.

The Board shall have the authority to condition the grant of RSUs upon the attainment of specified performance goals, or such other factors as the Board may determine in its sole discretion. The Board shall have the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs, provided that no RSU granted shall vest and be payable after December 31 of the third calendar year following the year of service for which the RSU was granted.

Performance Share Units. The Board of Directors is authorized to grant performance share units (“PSUs”) to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange where the Common Shares are listed for trading. A PSU award will be subject to a performance share unit award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the Board of Directors determines and which the stock exchange where the Common Shares are listed for trading allows. The number of PSUs to be credited to each Participant’s account shall be computed by dividing (a) the award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number.

A PSU granted under the Equity Incentive Plan may be denominated in Common Shares and will confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Board of Directors establishes. Subject to the terms of the Equity Incentive Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the amount of any payment or transfer to be made pursuant to any PSUs and any other terms and conditions of the PSUs will be determined by the Board of Directors.

Deferred Share Units. The Board of Directors is authorized to grant Deferred Share Units (“DSUs”) to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange where the Common Shares are listed for trading. A DSU award will be subject to a Deferred Share Unit award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the Board of Directors determines and which the stock exchange where the Common Shares are listed for trading allows. The number of DSUs to be credited to each Participant’s account shall be computed by dividing (a) the award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number. DSUs shall be settled on the date established in the award agreement; provided, however that in no event shall a DSU award be settled prior to the date of the applicable Participant’s separation from service. If the award agreement does not establish a date for the settlement of the DSUs, then the settlement date shall be the date of separation from service.

Other Share-Based Awards. The Board of Directors is authorized to grant to an Eligible Person, subject to the terms of the Equity Incentive Plan and the requirements of the stock exchange where the Common Shares are listed for trading, such other share-based awards consisting of a right (A) which is other than a Restricted Share, a RSU, a PSU, or a Deferred Share Unit and (B) which is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Board of Directors to be consistent with the purpose of the Equity Incentive Plan.

Causes of Cessation. In the event the Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or the termination of the Participant for cause, then unless otherwise determined by the Board of Directors and set forth in an award agreement, any awards held by the Participant that are not yet vested (or for which the restricted period has not lapsed) at the date the Participant ceases to be an Eligible Person are immediately forfeited to the Corporation on such date.

In the event of the termination of the Participant for cause, all awards held by such Participant will be immediately forfeited to the Corporation.

In the event of the death or disability of a Participant prior to the Participant ceasing to be an Eligible Person (A) a portion of the next instalment of any awards due to vest (or for which the restricted period is due to lapse) shall immediately vest (or cease to be restricted) such portion to equal to the number of awards next due to vest (or cease to be restricted) multiplied by a fraction the numerator of which is the number of days elapsed since the date of vesting (or lapse of restricted period) of the last instalment of the awards (or if none have vested or have ceased to be restricted, the date of grant) to the date of disability or death and the denominator of which is the number of days between the date of vesting (or lapse of restricted period) of the last instalment of the awards (or if none have vested or have ceased to be restricted, the date of grant) and the date of vesting (or lapse of restricted period) of the next instalment of the awards; (B) unless otherwise determined by the Board of Directors and set forth in an award agreement and subject to subsection (C), any awards held by the Participant that are not yet vested (or for which the restricted period has not lapsed) at the date of disability or death are immediately forfeited to the Corporation on the date of disability or death; and (C) such Participant’s eligibility to receive further grants of awards under the Equity Incentive Plan ceases as of the date of disability or death.

Where a Director’s term of office terminates for any reason other than death or disability of the Director or a breach by the Director of his or her fiduciary duty to the Corporation (as determined by the Board in its sole discretion), the Board may, in its sole discretion, at any time prior to or following the termination date, provide for the vesting (or lapse of restrictions) of any or all awards held by a Director on the termination date.

Assignability. Awards granted under the Equity Incentive Plan are non-transferable and non-assignable to anyone other than to a “permitted assign” as defined in the Equity Incentive Plan.

Distribution Equivalents. RSUs, PSUs, and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs, and DSUs as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs, and DSUs held by the participant on the record date for the payment of such dividend, by (b) the Market Price on the first business day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a participant’s accounts shall vest in proportion to the RSUs, PSUs, and DSUs to which they relate. The Board may in its discretion include in an award agreement applicable to an other share-based award a dividend equivalent right entitling the participant to receive amounts equal to the normal cash dividends that would be paid, during the time such award is outstanding and unexercised, on the Common Shares covered by such award if such Common Shares were then outstanding and may decide whether such payments shall be made in cash, in Common Shares or in another form, whether they shall be conditioned upon the vesting of the award to which they relate, the time or times at which they shall be made, and such other terms and conditions as the Board shall deem appropriate.

Procedure for Amending. Subject to terms of the Equity Incentive Plan and any applicable requirements of the stock exchange where the Common Shares are listed for trading, the Board may, without notice or Shareholder approval, at any time or from time to time, amend the Equity Incentive Plan for the purposes of:

1.	making any amendments to the general vesting provisions or restricted period of each award;

2.	making any amendments to the provisions governing the termination of employment or services;

3.

making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

4.

making any amendments not inconsistent with the Equity Incentive Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the Participants and the Corporation, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and the Corporation; or

5.

making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

Notwithstanding the foregoing, both the approval of the stock exchange where the Common Shares are listed for trading and the approval of Shareholders is required for amendments (A) which would increase the number of Common Shares issuable under the Equity Incentive Plan, except as otherwise provided pursuant to the provisions in the Equity Incentive Plan, (B) which would increase the number of Common Shares issuable to insiders of the Corporation, except as otherwise provided pursuant to the provisions in the Equity Incentive Plan, and (C) which would amend the terms described under this “Procedure for Amending” section.

Subject to the terms of the Equity Incentive Plan with respect to a change in control of the Corporation, the Board of Directors shall not materially adversely alter or impair any rights or increase any obligations with respect to an award previously granted under the Equity Incentive Plan without the consent of the Participant, as the case may be.

Other Material Information. Should the Corporation effect a subdivision or consolidation of Common Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a change in control and that would warrant the amendment or replacement of any existing awards in order to adjust the number of Common Shares that may be acquired on the vesting of outstanding awards and/or the terms of any award in order to preserve proportionately the rights and obligations of the Participants holding such awards, the Board of Directors will, subject to the prior approval of the stock exchange on which the Common Shares are listed for trading, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of shares, by sale or lease of assets or otherwise, that does not constitute a change in control and that warrants the amendment or replacement of any existing awards in order to adjust: (a) the number of shares that may be acquired on the vesting of outstanding awards and/or (b) the terms of any award in order to preserve proportionately the rights and obligations of the Participants holding such awards, the Board will, subject to the prior approval of the of the stock exchange on which the Common Shares are listed for trading, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

Where the Board determines that the steps provided in the two immediately preceding paragraphs would not preserve proportionately the rights, value and obligations of the Participants holding such awards in the circumstances or otherwise determines that it is appropriate, the Board may permit the immediate vesting of any unvested awards and immediate lapse of any restricted period.

The Board may, in its discretion, at any time prior to or following the termination of employment or services of a Participant, permit the acceleration of vesting (or restricted period) of any or all awards, all in the manner and on the terms as may be authorized by the Board.

The Board has the right to determine that any unvested or unearned awards subject to a restricted period outstanding immediately prior to the occurrence of a change in control shall become fully vested or earned or free of restriction upon the occurrence of such change in control. The Board of Directors may also determine that any vested or earned awards shall be cashed out at the Market Price as of the date such change in control is deemed to have occurred, or as of such other date as the Board of Directors may determine prior to the change in control. Further, the Board of Directors shall have the right to provide for the conversion or exchange of any awards into or for rights or other securities in any entity participating in or resulting from the change in control.

All option agreements entered into under the Stock Option Plan and future option grants will continue to be governed by the terms of the Stock Option Plan.

Burn Rate under Security-Based Compensation Arrangements

The table below sets out the burn rate for each of the Corporation’s equity compensation plans as of the ends of its last three (3) financial years. The burn rate represents the total number of Stock Options or Awards granted during the applicable financial year of the Corporation, divided by the weighted average number of Common Shares outstanding in the applicable financial year.

Security-Based Compensation Arrangements(1)	March 31, 2019	March 31, 2020	March 31, 2021
Stock Option Plan	0.42%	11.78%	1.67%
Equity Incentive Plan	0.02%	3.12%	1.87%
(1)

The foregoing table excludes 1,600,000 restricted share units granted as a special inducement award to Mr. Cammarata outside of the Corporation’s existing Stock Option Plan and Equity Incentive Plan. See “Compensation of Named Executive Officers – Compensation Discussion Analysis – Michael Cammarata Employment Agreement and Grants”.

Other Forms of Compensation

RRSP Matching Program

Since June 1, 2016, the Corporation sponsors a voluntary RRSP matching program (the “RRSP Matching Program”) which is available to all eligible employees, including NEOs. For the financial years ending March 31, 2020, and March 31, 2021, the RRSP Matching Program matches employees’ contributions up to a maximum of $2,500 per financial year for eligible employees who participate in the program. The Corporation intends to sponsor a 401(k) plan for its United States employees in the near future.

Other than matching contributions under the RRSP Matching Program, the Corporation does not provide pension or retirement benefits to its employees or Directors.

Other Benefits and Perquisites

The Corporation’s executive employee benefit program also includes life, medical, dental, and disability insurance. These benefits and perquisites are designed to be competitive overall with programs offered in comparable organizations.

Performance Graph

The following graph shows the cumulative total shareholder return (“TSR”) in dollars of a $100 investment in Common Shares compared to the cumulative return on the S&P/TSX Composite Index for the five-year period from February 28, 2016 to March 31, 2021.  On March 31, 2021, the closing price of the Common Shares on the TSX was $1.66 per share.

	Feb. 29, 2016	Mar. 31, 2017	Mar. 31, 2018	Mar. 31, 2019	Mar. 31, 2020	Mar. 31, 2021
NEOs Total Annual Compensation	$2,711,915	$1,976,485	$7,784,162	$2,017,972	$61,247,962	$13,998,287
Annual Change (in %)	-	-27.12%	293.84%	-74.08%	2,935.12%	-77.14%
Neptune TSR	$100	$92.470	$247.95	$290.41	$113.01	$113.70
Annual Change (in %)	-	-7.53%	168.14%	17.12%	-61.09%	0.61%

Total annual compensation of the NEOs, who were in office at the end of each financial year increased by approximately 416.18% between February 29, 2016 and March 31, 2021. Over the same period, the TSR of a $100 investment in the Common Shares, increased by approximately 13.7%.

The CHR Committee is in charge of evaluating compensation and, in doing so, considers a number of factors and performance elements when determining compensation for NEOs. Although total cumulative shareholder return is one performance measure that is reviewed, it is not the only consideration in compensation deliberations. As a result, a direct correlation between total cumulative shareholder return over a given period and compensation levels is not anticipated.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Compensation paid by the Corporation to Named Executive Officers

The following compensation table provides a summary of the compensation earned by the NEOs of the Corporation in the financial years ended March 31, 2021, 2020 and 2019.

Name and Position	Fiscal year ended	Salary ($)	Share-Based Awards ($)(1)	Option-based awards ($)(2)(3)	Annual Incentive plans ($)	All other compensation ($)(4)	Total Compensation ($)
Michael Cammarata President and CEO	2021	1,432,057(5)	3,474,273(6)	2,472,392(6)	943,125	1,982,850(6)	10,304,697
	2020	878,372	16,244,278	39,862,750	1,757,750	-	58,743,150
	2019	-	-	-	-	-	-
Toni Rinow CFO and Global Operating Officer	2021	387,289	-	830,326(7)	178,800	-	1,396,415
	2020	-	-	-	-	-	-
	2019	-	-	-	-	-	-
Claudie Lauzon(8) Former Interim CFO	2021	67,620	-	-	-	-	67,620
	2020	153,606	9,222(9)	38,663	-	16,000(10)	217,491
	2019	150,000	-	18,670	27,240	-	195,910
Robert DiPede Senior Vice President, Biodroga and New Markets Sales	2021	394,345	612,000(7)	240,374	-	132,190(11)	1,378,909
	2020	-	-	-	-	-	-
	2019	-	-	-	-	-	-
Russel Jay Vice President, Sales - USA	2021	236,078	-	159,068	-	-	395,146
	2020	-	-	-	-	-	-
	2019	-	-	-	-	-	-
Christopher Piazza Senior Legal Counsel and Assistant Corporate Secretary	2021	165,000	-	247,500	43,000	-	455,500
	2020	59,017	4,714(9)	160,068 (7)	-	-	223,799
	2019	-	-	-	-	-	-

(1)

For the period ended on March 31, 2021, (i) the fair market value of the December 16, 2020 share-based awards of the Corporation is based on a fair market value of $2.03 (US$1.59) per RSU granted to Mr. Michael Cammarata and (ii) the fair market value of the June 1, 2020 share-based awards of the Corporation is based on a fair market value of $4.08 per RSU granted to Mr. Robert DiPede.

For the period ended on March 31, 2020, (i) the fair market value of the July 8, 2019 share-based awards of the Corporation is based on a fair value of $5.80 (US$4.43) per RSU granted to Mr. Michael Cammarata and (ii) the fair market value of the June 8, 2020 share-based awards of the Corporation is based on a fair value of $4.19 per restricted share granted to Ms. Claudie Lauzon and Mr. Christopher Piazza.

(2)

The Corporation has adopted the IFRS 2 Share-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model or a Binomial – barrier options model for performance options granted. These models require the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.

(3)

For the period ended March 31, 2021, (i) the fair market value of the April 7, 2020 option-based awards of the Corporation is based on a fair value of $1.07 per option granted to Dr. Toni Rinow (ii) the fair market value of the December 16, 2020 option-based awards of the Corporation is based on a fair value of $1.50 (US$1.18) per option granted to Mr. Michael Cammarata; (iii) the fair market value of the July 21, 2021 option-based awards of the Corporation is based on a fair value of $0.59 per option granted to Dr. Toni Rinow, Mr. Robert DiPede, Mr. Russel Jay and Mr. Christopher Piazza.

For the period ended March 31, 2020, (i) the fair market value of the July 8, 2019 option-based awards of the Corporation is based on a fair value of $4.28 (US$3.21) per option granted  to Mr. Michael Cammarata; (ii) the fair market value of the July 8, 2019 option-based awards of the Corporation is based on a fair value of $4.40 (US$3.31) per option granted to Mr. Michael Cammarata; (iii) the fair market value of the July 8, 2019 option-based awards of the Corporation is based on a fair value of $4.34 (US$3.31) per option granted to Mr. Michael Cammarata; (iv) the fair market value of the July 8, 2019 option-based awards of the Corporation is based on a fair value of $4.21 (US$3.22)

per option granted to Mr. Michael Cammarata; (v) the fair market value of the June 14, 2019 option-based awards of the Corporation is based on a fair value of $2.45 per option granted to Ms. Claudie Lauzon; and (vi) the fair market value of the November 13, 2019 option-based awards of the Corporation is based on a fair value of $2.13 per option granted to Mr. Christopher Piazza.

For the period ended March 31, 2019, the fair market value of the June 21, 2018 option-based awards of the Corporation is based on a fair value of $2.08 per option granted to Ms. Claudie Lauzon.

(4)

The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary for financial years ended March 31 2021, 2020 and 2019.

(5)

This amount includes US$1,000,000 base salary plus a payment in lieu of vacation time of US$83,333 converted at the average exchange rate (1.3219) for the period of April 1, 2020 to March 31, 2021 (the “FY2021 Exchange Rate”).

(6)

Represents compensation in lieu of additional directors and officers’ insurance required by Mr. Cammarata’s employment agreement. The cash payment included in other compensation represents US$1,500,000 converted at the FY2021 Exchange Rate.

(7)	This amount includes awards granted as an inducement at the date of hire.
(8)	Claudie Lauzon ceased to be the Interim CFO of the Corporation on April 7, 2020 and resigned from the Corporation on July 10, 2020.
(9)	These annual incentives were paid in restricted shares.
(10)	This amount represents the incremental compensation for service as interim CFO during the applicable financial year.
(11)	This amount represents an inducement cash bonus paid at the time Mr. DiPede was hired.

Outstanding Share-Based and Option-Based Awards for Named Executive Officers

The following tables provide information on the number and value of the outstanding share-based and option-based awards held by NEOs as of March 31, 2021. This includes awards granted before the beginning of Fiscal 2021.

Share-Based Awards

Named Executive Officers	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid-out or distributed ($)
Michael Cammarata	2,880,045	4,780,875	-
Robert DiPede	150,000	249,000	-
(1)Calculation is based on the closing price of the Common Shares on the TSX ($1.66) and the NASDAQ (US$1.31) on March 31, 2021.

Option-Based Awards

Name / Grant Date	Number of Common Shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
Michael Cammarata
July 8, 2019	200,000	4.43 USD	July 8, 2029	-
July 8, 2019	1,200,000	4.43 USD	July 8, 2029	-
July 8, 2019	3,500,000	4.43 USD	July 8, 2029	-
July 8, 2019	4,300,000	4.43 USD	July 8, 2029	-
December 16, 2020	1,648,261	1.59 USD	December 16, 2030	-
Toni Rinow
April 7, 2020	150,000	1.71 CAD	April 7, 2025	-
Christopher Piazza
November 13, 2019	75,000	4.31 CAD	November 13, 2024	-
(1)Calculation is based on the closing price of the Common Shares on the TSX ($1.66) and the NASDAQ (US$1.31) on March 31, 2021.

Share-based and Option-based Awards to Named Executive Officers – value vested during Fiscal 2021

The following table sets out the value of share-based awards and option-based awards of the Corporation held by the NEOs that vested during Fiscal 2021 and the value of non-equity incentive plan compensation earned by such NEOs during Fiscal 2021:

Name	Share-based Awards of the Corporation – value vested during Fiscal 2021 ($)(1)	Option-based Awards of the Corporation – value vested during Fiscal 2021 ($)(1)	Non-equity incentive plan compensation – value earned during Fiscal 2021 ($)
Michael Cammarata(4)	1,125,676	552,351	1,499,554
Toni Rinow	-	-	-
Claudie Lauzon(6)	-	-	-
Robert DiPede	-	-	-
Russell Jay	-	-	-
Christopher Piazza	-	41,500	-
(1)	Calculation is based on the closing price of the Common Shares on the TSX ($1.66) on the vesting date of each vested award.

Michael Cammarata Employment Agreement and Grants

The Corporation entered into an agreement with Mr. Cammarata on July 8, 2019 in connection with his appointment as the President and Chief Executive Officer of the Corporation (the “Cammarata Employment Agreement”). The Cammarata Employment Agreement provides for an annual base salary of US$1 million, an annual target bonus opportunity of at least 75% of his base salary, 12 million equity incentive awards granted in the form of options and restricted share units as described in further detail below, and a one-time cash award of US$15 million payable only when the Corporation’s United States market capitalization based on the 30 day volume weighted average trading price of the Common Shares on NASDAQ is at least US$1 billion. His employment agreement contains a 12 month post-employment non-compete covenant and 18 month post-employment customer and employee non-solicit covenants. The Corporation’s shareholders ratified the grant of 7,800,000 of the options at the annual meeting of the shareholders held on August 14, 2019.

The Cammarata Employment Agreement further provides that the Corporation maintain certain levels of directors’ and officers’ liability insurance. In lieu of this coverage and in light of the expense associated with obtaining this coverage, the Corporation paid Mr. Cammarata US$1.5 million in cash and granted to Mr. Cammarata 1,713,383 RSUs, each representing a right to receive one (1) Common Share, and 1,648,261 options to purchase Common Shares of the Corporation.

DIRECTORS’ COMPENSATION

Compensation of Directors

For Fiscal 2021, Mr. Michael Cammarata, the Corporation’s President and CEO did not receive any compensation from the Corporation in his capacity as Director, and was not considered by the Board as being “independent” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”).

For Fiscal 2021, Non-executive Directors were paid according to the following flat fee structure which is aligned with the comparator group’s 50th percentile total annual compensation and varies for different roles:

Role	Annual Retainer
Chairman of the Board	$100,000
Member of the Board	$50,000
Chairperson of a Committee	Additional $10,000 (per chair position)
Member of a Committee	Additional $10,000 (per committee)

Board Compensation and Share Ownership Policy

Our Board Compensation and Share Ownership Policy, effective since July 12, 2016, guides the development of compensation programs designed to attract competent and dedicated directors to provide oversight and represent the interests of shareholders. The policy is articulated in terms of three pillars:

1.	Benchmarking against the Canadian Market

The CHR Committee periodically reviews the form and amount of non-executive Directors’ compensation with a view to aligning the interests of Directors and shareholders, and providing market competitive compensation. When changes are appropriate, the CHR Committee makes recommendations to the Board of Directors for consideration and approval.

The CHR Committee considers the responsibilities, workload, time commitment, and expertise required of the Directors. It assesses the design and competitiveness of our board compensation against a comparator group of Canadian publicly-traded healthcare companies and other Quebec-based companies of comparable scope, complexity, and size, as measured by financial criteria, including market capitalization, total revenue and other measures. As of 2017, the comparator group consists of the following 18 companies:

Healthcare Canada		General Industry Québec
Neovasc Inc.	Theratechnologies Inc.	Stingray Digital Group Inc.
Aralez Pharmaceuticals Inc.	Immunotec Inc.	BTB Real Estate Investment Trust
Arbutus Biopharma Corporation	Cardiome Pharma Corp.	D-Box Technologies Inc.
Cipher Pharmaceuticals Inc.	BioSyent Inc.	Imvescor Restaurant Group Inc.
Merus Labs International Inc.	Xenon Pharmaceuticals Inc	Mediagrif Interactive Technologies
CRH Medical Corporation	Medicure Inc.	Savaria Corporation

2.	Share Ownership Policy

The Board of Directors believes the following share ownership policy aligns the interests of Directors with those of shareholders.

Non-executive Directors have a maximum period of five (5) years to acquire stock ownership equal to two (2) times their annual retainer. Similarly, new Directors will have a maximum period of five (5) years from the date of their appointment to meet the share ownership policy. Common Shares as well as “in-the-money” vested options, DSUs, RSUs or similar types of Equity-Based Awards available under the Corporation’s Equity Incentive Plan, count towards meeting the share ownership policy.

3.	Equity-Based Compensation

To foster shareholder alignment and to facilitate equity accumulation as well as compliance with the share ownership policy, the standard annual retainer of $50,000 of Directors who do not meet the share ownership policy is payable 50% in cash and 50% in fully vested DSUs.

A Director may also request that a higher percentage of his/her annual retainer be payable in fully-vested DSUs by sending a written request to the Corporation’s Corporate Secretary on the date of his/her election or re-election as Director at the annual meeting of shareholders.

A Director whose equity ownership meets or exceeds the share ownership policy may request that up to 100% of his/her annual retainer be paid in cash.

4.	Initial Grant of Stock Options

Following their first election to the Board of Directors, non-executive Directors are eligible to receive an initial grant of up to 75,000 stock options, representing no more than 1.5x their annual cash retainer worth of stock options. The stock option shall be issued for a term of five (5) years and vest annually in equal installments over a 3-year period (1/3 every year), and be subject to the other terms and conditions set forth under the Stock Option Plan. Any option granted hereunder to any non-executive Directors should be subject to reissuance by the Board if they expire unexercised by said non-executive Director. The number of stock options to be reissued will be computed as of the date of their reissuance, based on the formula mentioned above. Additional stock options under the Stock Option Plan may from time to time be granted to Directors in recognition for their additional contribution to the Board of Directors.

Compensation Paid to Directors

The total compensation paid by the Corporation to the non-executive Directors during Fiscal 2021 is set out in the following table:

	Fees ($) (1)	Share-Based Awards ($) (2)(3)(4)	Option-based awards (2)(5) ($)	All other compensation (6) ($)	Total ($)
John M. Moretz	140,000	‑	‑	‑	140,000
Joseph Buaron	55,000	25,000	75,000	-	155,000
Michael De Geus	45,000	25,000	75,000	-	145,000
Ronald Denis	63,000	‑	‑	‑	63,000
Jane Pemberton(7)	27,500	25,000	75,000	-	127,500
Frank Rochon(7)	32,500	25,000	75,000	-	132,500
Richard Schottenfeld(8)	80,000	-	-	-	80,000
(1)	Represents the sum of the annual fixed compensation and per meeting fees earned by each Director for their duties performed for the Corporation for the period ending on March 31, 2021.
(2)

The Corporation has adopted the IFRS 2 Share-based payment to account for the issuance of stock options to employees and non-employees. The fair value of the awards is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.

(3)

For the period ended on March 31, 2021, the fair market value of the April 6, 2020 share-based awards of the Corporation is based on a fair value of $1.71 per DSU granted to Mr. Joseph Buaron and Mr. Michael de Geus.

(4)

For the period ended on March 31, 2021, the fair market value of the August 12, 2020 share-based awards of the Corporation is based on a fair value of $3.61 per DSU granted to Mr. Frank Rochon and Ms. Jane Pemberton.

(5)

For the period ended on March 31, 2021, the fair market value of the August 12, 2020 option-based awards of the Corporation is based on a fair value of $1.81 per option granted to Mr. Joseph Buaron, Mr. Michael de Geus, Mr. Frank Rochon and Ms. Jane Pemberton.

(6)	Directors do not receive pension benefits or other non-equity based annual compensation.
(7)	Ms. Pemberton and Mr. Rochon will not be standing for re-election at the Meeting.
(8)	Mr. Richard Schottenfeld ceased to be a director on May 17, 2021.

Outstanding Share-Based and Option-Based Awards for Directors

The following tables provide information on the number and value of the outstanding share-based, and option‑based awards held by non-executive Directors of the Corporation as at March 31, 2021.

Share-Based Awards

Non-Executive Directors’ Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid-out or distributed ($) (1)
Joseph Buaron	3,655	6,067	18,200
Michael De Geus	3,655	6,067	18,200
Jane Pemberton	3,180	5,279	5,280
Frank Rochon	3,180	5,279	5,280
(1)	Calculation is based on the closing price of the Common Shares on the TSX ($1.66) on March 31, 2021.

Option-Based Awards

Name / Grant Date	Number of Common Shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
John Moretz
December 12, 2017	75,000	2.13	December 12, 2022	-
February 18, 2019	75,000	4.70	July 8, 2029	-
Joseph Buaron
August 12, 2020	41,520	3.93	August 12, 2025	-
Michael De Geus
August 12, 2020	41,520	3.93	August 12, 2025	-
Ronald Denis
July 14, 2016	75,000	1.24	July 14, 2021	31,500
Jane Pemberton
August 12, 2020	41,520	3.93	August 12, 2025	-
Frank Rochon
August 12, 2020	41,520	3.93	August 12, 2025	-
Richard Schottenfeld
July 14, 2016	75,000	1.24	July 14, 2021	31,500
(1)	Calculation is based on the closing price of the Common Shares on the TSX ($1.66) on March 31, 2021.
(2)	Mr. Richard Schottenfeld ceased to be a director on May 17, 2021.

Share-based and Option-based Awards to Non-Executive Directors – value vested during Fiscal 2021

The following table sets out the value of share-based of the Corporation held by non-executive Directors that vested during Fiscal 2021. No option-based awards held by non-executive Directors vested during Fiscal 2021.

Name	Share-based Awards of the Corporation – value vested during Fiscal 2021 ($)(1)	Option-based Awards of the Corporation – value vested during Fiscal 2021 ($)(1)
Joseph Buaron	32,525	-
Michael De Geus	32,525	-
Jane Pemberton	9,510	-
Frank Rochon	9,510	-
(1)	Calculation is based on the trading price for the Common Shares on the TSX, as at closing on the vesting date of each vested award.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the March 31, 2021, the share-based compensation plans of the Corporation pursuant to which shares can be issued from treasury. The number of shares which appears at in the line “Share-based compensation plan” refers to the Stock Option Plan and Equity Incentive Plan of the Corporation.

Plan Category	(A) Number of securities to be issued upon the exercise of outstanding options or other equity-based awards		Percentage of issued and outstanding Common Shares represented by outstanding options or other equity-based awards(1)	(B) Weighted average exercise price of outstanding options or other equity-based awards ($)	(C) Numbers of shares available for further issuance under the stock-based compensation plans (excluding shares from (A)) (Common Shares)	Percentage of issued and outstanding Common Shares represented by shares available for issuances in (C) (1)
Equity compensation plans approved by security holders	Stock Option Plan (2)	13,242,213	8.0%	4.58	28,163,523	17.0%
	Equity Incentive Plan (3)	2,729,956	1.6%	2.79	1,410,618	0.9%
Equity compensation plans not approved by security holders(4)	666,665		0.4%	n/a	n/a	n/a
Total	16,638,834		10.0%	n/a	29,574,141	17.9%

(1)For the purposes of the calculations, the number of issued and outstanding Common Shares as of March 31, 2021 was 165,622,944.

(2)Please refer to Section entitled “Compensation of Named Executive Officers – Compensation Discussion Analysis – Stock Option Plan” in of this Circular for a description of the principal terms of the Stock Option Plan.

(3)Please refer to Section entitled “Compensation of Named Executive Officers – Compensation Discussion Analysis –Equity Incentive Plan” in this Circular for a description of the principal terms of the Equity Incentive Plan.

(4)Mr. Michael Cammarata was granted an aggregate of 2,800,000 RSUs, each representing a right to receive one (1) Common Share in certain circumstances, as an inducement to join to Corporation as President and CEO on July 8, 2019. Of this award, 1,200,000 RSUs were granted under the Equity Incentive Plan and 1,600,000 were granted as a stand-alone inducement award not subject to shareholder approval, in accordance with TSX rules. See “Compensation of Named Executive Officers – Compensation Discussion Analysis – Michael Cammarata Employment Agreement and Grants”.

PENSION PLAN

The Corporation does not have a pension plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Michael Cammarata, President and CEO

In accordance with the terms and provisions of the employment agreement entered into between the Corporation and Mr. Cammarata, Mr. Cammarata’s employment may be terminated at any time and for any reason. If Mr. Cammarata’s employment is terminated by the Corporation without Cause or by Mr. Cammarata for Good Reason, as those terms are defined in the employment agreement, Mr. Cammarata will, subject to certain conditions, be entitled to (a) an amount equal to (i) 18 months of his then-current base salary; and (ii) one-half times his then current target bonus, payable in substantially equal installments for 18 months, (b) a pro-rated bonus equal to the then-current target bonus for the year in which Mr. Cammarata’s employment was terminated, (c) a lump-sum payment equal to 18 months’ premiums for health coverage, (d) the continued vesting of all of Mr. Cammarata’s unvested equity awards for 18 months and the continued exercisability of all stock options for the remainder of their full term, and (e) continued eligibility for LTIP awards for 18 months following the date of termination if the conditions of such LTIP awards are met in such period.

Upon a Change in Control (as such term is defined in the Equity Incentive Plan), Mr. Cammarata will be entitled to (a) payment of the LTIP award, if the condition to such award has been met based on the implied valuation under the Change in Control Transaction, and (b) (i) vesting of all unvested equity awards, and (ii) all stock options that have vested shall remain exercisable for the remainder of their full term, in any event only for equity awards that constitute deferred compensation within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended if the Change of Control constitutes a “change of control event” within the meaning of Treasury Regulation section 1.409A-3(i)(5)(i). In the event Mr. Cammarata’s employment is terminated within 24 months following a Change in Control (as defined in the Equity Incentive Plan), Mr. Cammarata will be entitled to (a) an amount equal to the sum of (i) 24 months of his then-current base salary, (ii) two (2) times his then-current target bonus, and (iii) a pro-rated bonus equal to the then current target bonus for the year in which he is terminated, payable as a lump sum, and (b) a lump-sum payment equal to 18 months’ premiums for health coverage.

Other Named Executive Officers

In accordance with the terms and provisions of the employment agreements entered into between the Corporation and Mr. Robert DiPede, Senior Vice President, Biodroga & New Markets Sales, and Mr.  Christopher Piazza, Senior Legal Counsel and Assistant Corporate Secretary, if the executive's employment is terminated by the Corporation without Cause, the executive will, subject to certain conditions, be entitled to severance pay of three (3) months of base salary in effect on the date of such termination.

No other named executive officer has entered into an agreement with the Corporation providing for termination and change of control benefits.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was at any time during the financial year ended March 31, 2020 a Director, executive officer or senior officer of the Corporation or a subsidiary thereof, and no person who is a nominee for election as a Director of the Corporation, and no associate of such persons is, or was as of the Record Date indebted to the Corporation or a subsidiary of the Corporation, nor is, or was as of the Record Date, indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” means: (i) a Director or executive officer of the Corporation; (ii) a Director or executive officer of a person or corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation’s knowledge, except as set forth below, no informed person of the Corporation, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of the Corporation’s last completed financial year that has materially affected the Corporation, or in any proposed transaction that could materially affect the Corporation or its subsidiaries, or in any matter to be acted upon at this Meeting.

On November 11, 2019, the Corporation entered into a collaboration agreement with International Flavors & Fragrances Inc. to co-develop hemp-derived CBD products for the mass retail and health and wellness markets. App Connect Service, Inc. (“App Connect”) is also a party to the agreement to provide related branding strategies and promotional activities and will be paid royalties in connection with these activities. App Connect is indirectly controlled by Mr. Michael Cammarata, the President and Chief Executive Officer of the Corporation.

MANAGEMENT CONTRACTS

None of the management functions of the Corporation or any of its subsidiaries are to any substantial degree performed other than directly by the Directors or executive officers of the Corporation or its subsidiaries.

AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting, including (i) reviewing the Corporation’s procedures for internal control with the Corporation’s auditor and management performing financial functions; (ii) reviewing and approving the engagement of the auditor; (iii) reviewing annual and quarterly financial statements and all other material continuous disclosure documents, including the Corporation’s annual information form and management’s discussion and analysis; (iv) assessing the Corporation’s financial and accounting personnel; (v) assessing the Corporation’s accounting policies; (vi) reviewing the Corporation’s risk management procedures; and (vii) reviewing any significant transactions outside the Corporation’s ordinary course of business and any pending litigation involving the Corporation.

The Audit Committee has direct communication channels with the Corporation’s management performing financial functions and the external auditor of the Corporation to discuss and review such issues as the Audit Committee may deem appropriate.

The Audit Committee is currently comprised of Mr. Frank Rochon, who acts as Chair of the Committee, Mr. John M. Moretz and Ms. Jane Pemberton. Each of these individuals is “financially literate” and “independent” within the meaning of NI 52-110. As Mr. Rochon and Ms. Pemberton will not be standing for re-election at the Meeting, successors to Mr. Rochon and Ms. Pemberton will be appointed from among the independent directors elected at the Meeting. For more information on the expertise and experience of each member, please refer to the “Report on the Audit Committee” section of the Corporation’s annual information form available on SEDAR at www.sedar.com. Following the Meeting, the Audit Committee is expected to be comprised entirely of members who are “financially literate” and “independent” within the meaning of NI 52‑110.

CORPORATE GOVERNANCE

Board of Directors

Director Independence

The Board of Directors believes that, in order to maximize effectiveness, the Board of Directors must be able to operate independently. A majority of Directors must satisfy the applicable tests of independence, such that the Board of Directors complies with all independence requirements under applicable corporate and securities laws and stock exchange requirements applicable to the Corporation. No Director will be independent unless the Board of Directors has affirmatively determined that the Director has no material relationship with the Corporation or any of its affiliates, either directly or indirectly or as a partner, shareholder or officer of an organization that has a material relationship with the Corporation or its affiliates. Such determinations will be made on an annual basis and, if a Director joins the Board of Directors between annual meetings, at such time.

Independent Directors

Currently, the Board of Directors considers Dr. Ronald Denis, Mr. John M. Moretz, Mr. Michael A. De Geus, Mr. Joseph Buaron, Mr. Frank Rochon and Ms. Jane Pemberton “independent” within the meaning of NI 52-110. Mr. Rochon and Ms. Pemberton will not standing for re-election at the Meeting. The Board of Directors considers that, if she is elected at the Meeting, Ms. Julie Phillips will be “independent” within the meaning of NI 52-110.

Directors who are not independent

The Board of Directors does not consider Mr. Michael Cammarata “independent” within the meaning of NI 52-110 due to his position as President and CEO of the Corporation.

Majority of Directors will be independent

As of the date of this Circular, the Board of Directors considers six (6) of the seven (7) members of the Board of Directors are independent within the meaning of NI 52-110, as it applies to the Board of Directors. Assuming the election of the proposed nominees for election as Directors, five (5) of the six (6) members of the Board for the ensuing year will be independent within the meaning of NI 52-110, as it applies to the Board of Directors, and a majority of the Directors will therefore be independent.

Independent Directors hold regularly scheduled closed meetings

During the last completed financial year ended March 31, 2021, the independent Directors held at least four (4) scheduled meetings at which non-independent Directors and members of management were not in attendance.

Attendance record of Directors for Board meetings

During Fiscal 2021, the Board of Directors held 6 meetings. Attendance of Directors at the meetings is indicated in the table below:

Board Members	Total Attendance
John M. Moretz	6/6
Michael Cammarata	6/6
Joseph Buaron (Director since April 6, 2020)	6/6
Michael De Geus (Director since April 6, 2020)	6/6
Ronald Denis	6/6
Jane Pemberton (Director since August 12, 2020)	4/4
Frank Rochon (Director since August 12, 2020)	4/4
Richard Schottenfeld	6/6

Mr. Moretz, an independent Director, acts as Chairman of the Board. His duties and responsibilities consist in the oversight of the quality and integrity of the Board of Directors’ practices.

None of the members of the Board of Directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction.

Board Mandate

How the Board delineates its role and responsibilities

The Board approved a board mandate on January 12, 2017 (the “Board Mandate”).

The Board Mandate requires that the Board maintain a supervisory role over management, and requires that the Board will, among other things:

(a)

satisfy itself, to the extent feasible, as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)

develop the Corporation’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines and establishing Board committees and approving their respective charters to assist the Board in carrying out its duties and responsibilities;

(c)

oversee the Corporation’s strategic planning process and annually approve a strategic plan, which takes into account, among other things, the opportunities and risks of the Corporation’s business, its risk appetite, emerging trends, and the competitive environment in the industry;

(d)	approve all major corporate decisions and transactions;
(e)	ensure processes are in place to identify the principal risks of the Corporation’s businesses and requiring the implementation of appropriate systems to measure and manage these risks;
(f)

oversee the Corporation’s internal controls and management information systems, monitor their integrity and effectiveness and review reports provided by management on the effectiveness of internal control over financial reporting;

(g)

approve the Corporation’s disclosure policy that provides for timely and accurate disclosure to analysts, Shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;

(h)

oversee the Corporation’s succession planning process including the appointment, training, compensation and performance assessment of the Chairman of the Board, independent Directors, the CEO and other senior executives; and

(i)

establish annual performance expectations and corporate goals and objectives for the CEO, monitor progress against those expectations and dismiss and replace the CEO as necessary and establish expectations and responsibilities of the Chairman of the Board, the CEO, the chairs of each committee of the Board and other Directors.

The complete text of the Board Mandate is attached as Schedule “A” hereto.

Position Descriptions

How the Board delineates the role and responsibilities of the chair and the chair of each Board committee

The Board has developed written position descriptions for the chair of the Board and for chairs of each Board committee.

The chair of the Board is responsible for leading the Board in fulfilling its duties under its mandate as independent of management and acting as an advisor to the CEO. More specifically, the chair will perform the duties as set out in the Board Mandate, or otherwise delegated by the Board or CHR Committee, and such other duties as may be necessary or appropriate, including (i) chairing all Board meetings and in camera sessions of the Board and establishing appropriate meeting procedures, (ii) ensuring the Board has adequate resources, including the appropriate flow of information and reviewing the adequacy and timing of materials,
(iii) ensuring the Board is appropriately approving strategy and supervising management’s progress against achieving such strategic goals, (iv) facilitating a candid and full discussion of all key matters that come before the Board and ensuring that the independent Directors have adequate opportunities to meet to discuss matters without management present and that decisions are made on a sound and well-informed basis, (v) providing input to the CHR Committee on recommendations to the Board for nomination of new directors and Board committee chairs, and on succession plans for the Chairman of the Board position,
(vi) maintaining on-going and active communications, on behalf of the Board, with the CEO and other senior executives, (vii) overseeing, in conjunction with the CHR Committee, the development of the Corporation’s succession plans for senior executives, (viii) chairing all annual and special meetings of Shareholders,
(ix) acting, as necessary, as liaison between the Board and the Corporation’s stakeholders, (x) inviting Board approved candidates to join the Board as requested by the CHR Committee, (xi) evaluating, in conjunction with the CHR Committee, Board effectiveness and suggesting improvements, and (xii) annually establishing objectives for the Board and for him or herself and reviewing such objectives with the CHR Committee prior to soliciting Board approval.

The chair of each Board committee is responsible for leading such committee in successfully fulfilling its duties under its charter and facilitating the committee’s operations. More specifically, the chair of each committee will perform his or her duties as set out in the committee charter or otherwise delegated by the Board and such other duties as may be necessary or appropriate including (i) coordinating with the Chairman of the Board and the other committee chairs to enhance the overall functioning of the Board and its committees, independent of management, (ii) facilitating a candid and full discussion of all key matters that come before the committee, (iii) establishing annual goals and objectives for themselves and presenting those goals and objectives to the CHR Committee, (iv) presiding over all committee meetings and liaising with regulars and external advisors as required, (v) participating in and providing input on, as required, succession plans in respect of the committee chair position, and (vi) overseeing the orientation of new committee members.

How the Board delineates the role and responsibilities of the CEO

The CEO’s position description is, at a general level, the primary responsibility of the management of the business and affairs of the Corporation. As such, the CEO shall establish the strategic and operational orientation of the Corporation and in so doing, provide leadership and vision for the effective overall management, profitability, increasing shareholder value and growth of the Corporation and for conformity with policies agreed upon by the Board. More specifically, in collaboration with the Board, the CEO shall (i) create a culture within the corporation that supports the achievement of strategic and operational objectives by ensuring rigor in the recruitment, selection, individual development and the monitoring of executive team members thus ensuring the Corporation maintains a strong succession plan, (ii) provide leadership and vision for the Corporation and promote the Corporation’s goal of profitability and growth in a sustainable and responsible manner, (iii) promote an environment of customer focus and outstanding customer service so as to respond to the demands of increasingly service oriented markets, (iv) develop and maintain a corporate culture that provides integrity and ethical values throughout the organization, fostering a culture of ethical business conduct, (v) promote and protect the Corporation’s reputation in its markets and with all customers, communities, and government and regulatory bodies,  (vi) develop and oversee the execution of, and monitor progress of, the business plan and the annual operating and capital budgets, (vii) identify, and develop plans to manage, the principal risks with respect to the Corporation and its business, (viii) oversee the development and implementation of, and compliance with, key corporate policies, including policies regarding corporate governance, social responsibility, risk management and financial reporting, as well as compliance with applicable legal and regulatory requirements, (ix) serve as the Corporation’s chief spokesperson to its principal stakeholders including its Shareholders, the financial community customers, government and regulatory bodies and the public generally, (x) ensure appropriate and timely disclosure of material information together with the Disclosure Committee and the CFO, and (xi) carry out any other appropriate duties and responsibilities assigned by the Board.

Orientation and Continuing Education

Measures the Board takes to orient new Directors

The Corporation provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Corporation’s business.

Measures the Board takes to ensure that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors

The Board does not formally provide continuing education to its Directors. The Directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) for its Directors, officers, and employees, as amended from time to time, including most recently on June 4, 2018, which can be found on SEDAR at www.sedar.com and on the Corporation’s web site on www.neptunecorp.com. A copy of the Code of Conduct can also be obtained by contacting the Corporate Secretary of the Corporation. Since its adoption by the Board of Directors, any breach of the Code of Conduct must be brought to the attention of the Board of Directors by the CEO or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a Director or executive officer that constitutes a breach to the Code of Conduct.

The Board of Directors also adopted the following policies: (i) disclosure policy, (ii) insider trading policy, (iii) majority voting policy, (iv) management compensation policy, (v) board compensation and ownership policy, and (vi) whistleblower policy.

Steps the Board takes to ensure Directors exercise independent judgement

The Board of Directors actively monitors compliance with the Code of Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities, and other concerns. The Code of Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the Civil Code of Québec, to which the Corporation is subject as a legal person incorporated under the Business Corporations Act (Québec), a Director of the Corporation must immediately disclose to the Board of Corporation any situation that may place him or her in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Corporation. The Director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Corporation that an interested Director recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

NOMINATION OF DIRECTORS

The Board of Directors receives recommendations from the Nominating Committee, but retains responsibility for managing its own affairs by, among other things, giving its approval for the composition and size of the Board of Directors, and the selection of candidates nominated for election to the Board of Directors. The Nominating Committee shall initially evaluate candidates for election as Directors, having regard to the background, employment, and qualifications of possible candidates.

The selection of nominees for the Board of Directors is made by the other members of the Board, based on the needs of the Corporation and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Corporation, the expertise of the candidates in fields relevant to the Corporation while complementing the training and experience of the other members of the Board of Directors; the will and ability of the candidates to devote the necessary time to their duties to the Board of Directors and its committees, the will of the candidates to serve on the Board of Directors for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a Director of the Corporation and its Shareholders. The Corporation researches the training and qualifications of potential new Directors which seem to correspond to the selection criteria of the Board of Directors and, depending on the results of said research, organizes meetings with the potential candidates.

In the case of incumbent Directors whose terms of office are set to expire, the Corporation will review such Directors’ overall service to the Corporation during their term of office, including the number of meetings attended, level of participation, quality of performance and any transactions of such Directors with the Corporation during their term of office.

The Corporation may use various sources in order to identify the candidates for the Board of Directors, including its own contacts and the references of other Directors, officers, advisors of the Corporation and executive placement agencies. The Corporation will consider Director candidates recommended by Shareholders and will evaluate such Director candidates in the same manner in which it evaluates candidates recommended by other sources. In making recommendations for Director nominees for the annual meeting of Shareholders, the Corporation will consider any written recommendations of Director candidates by Shareholders received by the Corporate Secretary of the Corporation no later than 120 days before the anniversary of the previous year’s annual meeting of Shareholders. Recommendations must be made in accordance with the Corporation’s advance notice by-law no. 2013-1 and include the candidate’s name, contact information and a statement of the candidate’s background and qualifications, and must be mailed to the Corporation.

Following the selection of the candidates by the Board of Directors, the Corporation will propose a list of candidates to the Shareholders, for the annual meeting of the Corporation.

The members of the Nominating Committee are Mr. John Moretz, who acts as Chair of the Committee, Dr. Ronald Denis, and Mr. Michael A. De Geus. The Nominating Committee is comprised entirely of independent directors. Following the Meeting, the Nominating Committee is expected to continue to be comprised only of independent directors within the meaning of NI 52-110.

The Nominating Committee fulfills the functions of a nominating committee.

COMPENSATION

The CHR Committee has the responsibility of evaluating the compensation, performance incentives, as well as the benefits granted to the Corporation’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Corporation. The CHR committee also reviews the amount and method of compensation granted to the Directors. The CHR Committee may mandate an external firm in order to assist it during the execution of its mandate. The CHR Committee considers time commitment, comparative fees, and responsibilities in determining compensation. With respect to the compensation of the Corporation’s officers, see “Compensation of Named Executive Officers – Compensation Discussion and Analysis” above.

The CHR Committee is only composed of independent members within the meaning of NI 52-110, namely Mr. John Moretz, who acts as Chair of the Committee, Dr. Ronald Denis, and Mr. Joseph Buaron. Following the Meeting, the CHR Committee is expected to continue to be comprised only of independent directors within the meaning of NI 52-110.

Other Board Committees

In addition to the Audit Committee, the Nominating Committee and the CHR Committee, the Corporation also has the Governance Committee, Special Transaction Committee and Operations and IT Committee. The Governance Committee is responsible for reviewing the Corporation’s corporate governance practices and procedures, monitoring relationships and communication between management and the Board of Directors, monitoring emerging best practices in corporate governance and oversight of governance matters and assessing the Board of Directors and its committees. The Governance Committee is also in charge of establishing the procedure which must be followed by the Corporation in order for it to comply with the guidelines of the TSX regarding corporate governance.

Assessments

The Board of Directors, its committees, and each Director of the Corporation are subject to periodic evaluations of their efficacy and contribution at least once a year. The evaluation procedure consists in identifying any shortcomings and implementing adjustments proposed by Directors for the Board of Directors and each of its committees. Among other things, these adjustments deal with the level of preparation of Directors, management and consultants employed by the Corporation, the relevance and sufficiency of the documentation provided to Directors and the time allowed to Directors for discussion and debate of items on the agenda.

DIRECTOR TERM LIMITS

The Board has actively considered the issue of term limits for Directors and will continue to do so. At this time, the Board does not believe that it is in the best interests of the Corporation to establish a limit on the number of times a Director may stand for election. While such a limit could help create an environment where fresh ideas and viewpoints are available to the Board, a director term limit could also disadvantage the Corporation through the loss of the beneficial contribution of directors who have developed increasing knowledge of, and insight into, the Corporation and its operations, over a period of time. As the Corporation operates in a unique industry, it is difficult to find qualified directors with the appropriate background and experience and the introduction of a director term limit would impose further difficulty.

POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND AMONGST EXECUTIVE OFFICERS

The Corporation has not adopted a formal written policy regarding diversity amongst executive officers and members of the Board of Directors, including mechanisms for board renewal, in connection with, among other things, the identification, and nomination of women Directors. Nevertheless, the Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board of Directors.

Rather than considering the level of representation of women for directorship and executive officer positions when making board or executive officer appointments, the Corporation considers all candidates based on their merit and qualifications relevant to the specific role. While the Corporation recognizes the benefits of diversity at all levels within its organization, it does not currently have any targets, rules or formal policies that specifically require the identification, consideration, nomination or appointment of candidates for directorship or executive management positions or that would otherwise force the composition of the Corporation’s Board of Directors and executive management team. Currently, the Corporation has one (1) woman serving in an executive officer position at the Corporation, representing 20% of the executive officers. There is currently one (1) woman, Ms. Jane Pemberton, serving on the Board of Directors which represents one (1) out of the seven (7) (14.3%) Directors.

ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its comparative consolidated financial statements and Management’s Discussion and Analysis for the financial year ended March 31, 2021, and additional information about the Corporation is available on SEDAR at www.sedar.com.

In addition, copies of the Corporation’s Annual Report, financial statements, management discussion and analysis and management information circular, all as filed on SEDAR, may be obtained from the Corporate Secretary of the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a Shareholder.

AUTHORIZATION

The Board of Directors of the Corporation has approved the contents and the mailing of this Circular.

DATED at Laval, Québec, as at July 30, 2021.

BBy order of the Board of Directors

/s/ Christopher Piazza

Christopher Piazza
Assistant Corporate Secretary

Schedule A

Board Mandate

NEPTUNE WELLNESS SOLUTIONS INC.

BOARD OF DIRECTORS’ MANDATE

The board of directors (the “Board”) of Neptune Wellness Solutions Inc. (the “Corporation”) is responsible for supervising the management of the business and affairs of the Corporation. In carrying out these responsibilities and discharging its obligations, the Corporation will, either directly or through its committees, perform the duties set out in this Board of Directors’ Mandate and such other duties as necessary or appropriate, including:

1.	Culture of Integrity

1.1	approving and monitoring compliance procedure, the Corporation’s code of business conduct and ethics; and

1.2

satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.	Governance

2.1	developing the Corporation’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;

2.2	establishing appropriate structures and procedures to allow the Board to function independently of management;

2.3

establishing Board committees, appointing Board committee chairs (with prior recommendation of the Governance Committee) and approving their respective charters to assist the Board in carrying out its duties and responsibilities;

2.4

evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution, skills and independence of the Board and its members; and

3.	Strategic Planning Process

3.1

overseeing the Corporation’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Corporation’s business, its risk appetite, emerging trends, and the competitive environment in the industry;

3.2	monitoring the implementation and effectiveness of the Corporation’s approved strategic and operating plans;

3.3

reviewing, approving and monitoring performance against the Corporation’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and

3.4	approving all major corporate decisions and transactions.

4.	Risk Management, Internal Controls and Organizational Structure

4.1	ensuring processes are in place to identify the principal risks of the Corporation’s businesses and requiring the implementation of appropriate systems to measure and manage these risks;

4.2	monitoring risk management activities for sufficient independence, status and visibility;

4.3

reviewing and approving periodically significant policies and practices that require respect for, and compliance with, applicable legal, regulatory and internal requirements and obtaining reasonable assurance about the Corporation’s compliance;

4.4	overseeing the Corporation’s internal controls and management information systems and monitoring their integrity and effectiveness;

4.5	reviewing reports provided by management on the effectiveness of internal control over financial reporting; and

4.6	reviewing and approving periodically the Corporation’s organizational structure.

5.	Communications and Public Disclosure

5.1	reviewing and approving the Corporation’s significant disclosure documents including financial statements;

5.2

approving the Corporation’s disclosure policy that provides for timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;

5.3	monitoring feedback received from the Corporation’s stakeholders; and

5.4

ensuring a process whereby shareholders and other stakeholders may communicate directly with the Corporation’s independent directors through the Chairman of the Board by furnishing publicly available instructions in the Corporation’s management proxy circular and/or on its website.

6.	Evaluation and Succession Planning

6.1

overseeing the Corporation’s succession planning processes including the appointment, training, compensation and performance assessment of the Chairman of the Board, independent directors, the Chief Executive Officer and other senior executives;

6.2

establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer, monitoring progress against those expectations and dismissing and replacing the Chief Executive Officer as necessary;

6.3

approving the selection criteria for new directors, nominating directors for election, appointing Board committee members, reviewing the independence of directors and overseeing the orientation and continuing education of new directors; and

6.4

establishing expectations and responsibilities of the Chairman of the Board, the Chief Executive Officer, the chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.